SOCIETE GENERALE
Corporate & Investment Banking

07021461

RECEIVED

2007 MAR -5 A 9:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Governor Tipton
Managing Director
Deputy General Counsel
LEGAL

Tel: 212 278 6974
Fax: 212 278 7439
governor.tipton@sgcib.com

By Priority Mail

February 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

SUPPL

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press release, February 26, 2007 - - Societe Generale Group acquires Banco Cacique in Brazil;

2. Press release, February 19, 2007 - - Proposals for nominations to Societe Generale's Board of Directors;

3. Press Release, February 14, 2007 - - Announcement of Societe Generale's 4th Quarter 2006 and 2006 Full Year financial results;

4. Press Release, February 12, 2007 - - Societe Generale Group announces the expansion of its pleasure boat financing activity in the United States;

5. Press Release, January 30, 2007 - - Societe Generale Group announces Strong Growth in Recruitment in 2006;

6. Press Release, January 24, 2007 - - Societe Generale's Corporate and Investment Banking Division creates a division dedicated to Fixed Income, Currencies and Commodities;

7. Press Release, January 19, 2007 - - Societe Generale's Corporate and Investment Banking Division re-organizes its Global Syndicate function to support its new Capital Raising and Financing Division;

8. Press Release, January 19, 2007 - - Societe Generale's Corporate and Investment Banking Division's Performance in Euro Capital Markets, Derivatives and Structured Finance in 2006;

9. Press Release, January 17, 2007 - - Societe Generale announces that its plan to enhance its organization has entered into the staff council consultation phase;

10. Press Release, January 16, 2007 - - Societe Generale's Corporate and Investment Banking Division creates an issuer-focused division as part of its "Step-Up 2010" business model;

11. Press Release, January 9, 2007 - - Societe Generale's Corporate and Investment Banking Division strengthens its Executive Committee in connection with its "Step-Up 2010" business model for future growth;

12. Press Release, January 8, 2007 - - Societe Generale and Calyon announce plan to merge the brokerage activities carried out by their Fimat and Calyon Financial business units, respectively;

13. Press Release, January 4, 2007 - - Societe Generale acquires 70% of Mobiasbanca, the third largest banking network in Moldova;

14. Press Release, December 5, 2006 - - Societe Generale named 'Bank of the Year in France' by *The Banker* magazine; and

15. Press Release, November 9, 2006 - - Announcement of Societe Generale's 3rd Quarter 2006 and 9-month 2006 financial results.

Thank you.

Yours truly,

Enclosures

cc: Jason Hoberman

Société Générale
1221 Avenue of the Americas
New York NY 10020

SOCIETE GENERALE

Press Release

Paris, February 26, 2007

Société Générale Group acquires Banco Cacique in Brazil

Société Générale announces the acquisition of **Banco Cacique**, an important Brazilian player in consumer credit. After this transaction, which was signed on February 25 and which is subject to approval by the Brazilian Central Bank, the Société Générale Group would own 100% of Banco Cacique.

Banco Cacique, with a head office in São Paulo, employs 1,800 people and serves 600,000 active customers. With 200,000 active cards, Banco Cacique enjoys a network of 150 directly-owned branches and 1,800 prescriptors. Its extensive network should increase by twofold in the next four years, thereby covering the main Brazilian states and adding to Banco Cacique's presence in the states of São Paulo, Rio de Janeiro, Minas Gerais, Parana, Rio Grande do Sul and Santa Catarina.

In 2006, new lending amounted to nearly USD 800M. Outstandings reached USD 350 M in addition to USD 100 M of sold outstandings. Nearly half of Banco Cacique's outstandings are made up of loans secured by direct debit standing order agreements (loans repayments are withheld from the debtors' salaries and pensions), the most dynamic segment of the Brazilian consumer credit market and the least risky. Banco Cacique is a recognized player in point-of-sale credit, personal credit and credit cards.

Brazil, with a population of 188 million, fast-growing household consumption and frequent recourse to credit, offers substantial development potential in consumer credit activities. The Brazilian consumer credit market is marked by a significant growth rate and could outweigh the consumer credit markets in such countries as Italy and Spain.

Jean-François Gautier, Head of Specialised Financial Services, said: *"We are very pleased with this acquisition, which enables us to capitalize on the expertise of Banco Cacique, one of the major Brazilian actors in consumer credit. This deal signals a major step forward in our development in Brazil"*.

This transaction enhances Société Générale Consumer Finance's existing operation and is in keeping with the Société Générale Group's intention of strengthening its presence in specialized financial services in Brazil where the fleet of ALD Automotive (long-term vehicle leasing) has already exceeded the 1,000-vehicle mark, only one year after the business was launched.

PRESS SERVICE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with a share capital of
EUR 576,780,702,50 Euros
552 120 222 RCS PARIS

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, 31 December, 2006) and under management (EUR 422 billion, 31 December, 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Consumer Finance
Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 11,000 persons, manages subsidiaries in 21 countries and over EUR 20 bn outstanding.
It provides financing solutions to individuals through various distribution channels :

- Point of sale financing
- Financing in car dealerships /
- Direct financing

Société Générale Consumer Finance regularly ranks among the main players on the local markets where it operates : in France, Italy, Germany, Morocco, and Russia for example.

Société Générale in Brazil
Société Générale offers a large range of services to its corporate customers in Brazil:

- Banco Société Générale Brasil (corporate and investment banking)
- Fimat (brokerage)
- ALD Automotive (fleet management)
- Société Générale is shareholder in a Private Equity Fund: BDF (Brazilian Derivative Fund), which invests in sugar and alcohol industries.

SOCIETE GENERALE

RECEIVED

Press Release

Paris, 19 February, 2007

New appointments and mandate renewal of directors proposed for Société Générale's board

Société Générale's Board of Directors, during its meeting on 13 February 2007, finalised the proposals for Board member nominations that will be submitted at the next General Assembly on 14 May 2007.

The Board proposes to renew the mandates of Daniel BOUTON and Anthony WYAND, as well as to nominate a new independent director, Jean-Martin FOLZ, to replace Marc VIENOT, Honorary Chairman of Société Générale, whose mandate is due to expire. Mr. VIENOT joined Société Générale in 1973. Appointed Chief Executive Officer in 1977, he was Chairman from 1986 till 1997. The Board of Directors expressed its gratitude to Marc VIENOT for his contributions to the bank, which have been fundamental to the Group's success.

Following the next General Assembly, the Board will name its President and give its view on the company's organisation and management. The Board intends to renew its confidence in Daniel BOUTON as Chairman and Chief Executive Officer, in the assumption that his mandate as director will be renewed by the Board.

Jean-Martin FOLZ, age 60, of French nationality, has recently stepped down as Chairman of PSA Peugeot Citroën, a position he held for close to ten years. He previously held other senior management and Chief Executive functions at Rhône-Poulenc, Schneider, Péchiney and Eridania-Béghin-Say.

Subject to approval by the General Assembly, the Board of Directors would comprise 15 members, of which 4 will be non-French, 2 directors elected by employees and 8 independent directors.

PRESS SERVICE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with a share capital of
EUR 576,780.702,50 Euros
552 120 222 RCS PARIS

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 22.5 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 262 billion, 31 December, 2006) and under management (EUR 422 billion, 31 December, 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

SOCIETE GENERALE

Press release

14th February 2007

2006: Sharp increase in results

- **Strong organic growth in revenues: +15.7%* vs. 2005**
- **Low cost/income ratio: 61.1%**
- **Cost of risk low: 25 bp**
- **Group net income: EUR 5,221 M (+18.6% vs. 2005)**
- **Group ROE after tax: 25.8%**
- **Tier One ratio at 31/12/06: 7.8%**
- **Earnings per share: EUR 12.33 (+15.2% vs. 2005)**
- **Recommended dividend: EUR 5.20 (+16.3% vs. 2005)**

Fourth quarter 2006

- **Gross operating income up: +13.3%*vs. Q4-05**
- **Group net income: EUR 1,179 M (+6.3% vs. Q4-05)**
- **Group ROE after tax: 21.2%**

The Group has retrospectively modified the accounting treatment of the acquisition of minority interests of controlled subsidiaries and put options granted to minority shareholders in controlled subsidiaries and has reclassified in 2006 undated, unsubordinated notes as Group shareholders' equity. The figures and the analysis for 2005 and 2006 have therefore been restated accordingly: the analysis and the figures for the restatements are indicated on page 24 of the methodology notes.

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS
SOCIETE GENERALE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33(0)1 42 14 02 17
P.A +33(0)1 42 14 49 48
Fax +33(0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
A French corporation with share capital of EUR 576,780,702,50
552 120 222 RCS PARIS

At its meeting of February 13th 2007, the Board of Directors of Société Générale approved the results for 2006[1]. In the fourth quarter of 2006 the Group maintained its trend of profitable growth recorded in the first nine months of the year, driven by improvements in all business lines, reflecting the soundness of the strategy implemented since 1999, combining strong organic growth and focused, value-creating acquisitions. At December 31st 2006, the Group had 22.5 million individual customers in the Retail Banking and Financial Services networks (x 2.4 in seven years), EUR 422 billion in assets under management (x 2.8 in seven years) and almost one hundred and twenty thousand employees (x 1.9 in seven years) in 77 countries.

Taking into account the strong results for 2006 and the Group's favourable financial outlook, the Board of Directors also decided to recommend a dividend payment of EUR 5.20 per share for 2006 to the Annual General Meeting, up 16.3% on 2005[2], representing an increase in the payout ratio to 42.2%.

1. GROUP CONSOLIDATED RESULTS

In EUR million	2006	2005	Chg 06/05	Q4 06	Q4 05	Chg Q4/Q4
Net banking income	22,417	19,166	+17.0%	5,671	5,087	+11.5%
*On a like-for-like basis**			*+15.7%*			*+12.1%*
Operating expenses	-13,703	-12,156	+12.7%	-3,589	-3,258	+10.2%
*On a like-for-like basis**			*+11.8%*			*+11.5%*
Gross operating income	8,714	7,010	+24.3%	2,082	1,829	+13.8%
*On a like-for-like basis**			*+22.2%*			*+13.3%*
Operating income	8,035	6,562	+22.4%	1,851	1,689	+9.6%
*On a like-for-like basis**			*+20.9%*			*+9.8%*
Net income	5,221	4,402	+18.6%	1,179	1,109	+6.3%

	2006	2005	Q4 06	Q4 05
Group ROE after tax	25.8%	26.1%	21.2%	24.8%
Business line ROE after tax	32.2%	30.2%	30.7%	31.0%

In 2006 the strong global economic and financial environment underpinned all of the Group's businesses. In Europe the economic recovery was more robust than expected and in the United

1 The consolidated financial statements for 2006 and 2005 comparative data have been prepared in accordance with IFRS (International Financial Reporting Standards) adopted by the European Union and applicable at these dates. They have been audited by the Statutory Auditors.

2 In accordance with IAS 33, historical data per share have been adjusted by a factor of 0.99336 (supplied by Euronext) following the detachment of the preferential subscription right to Société Générale shares for the capital increase in the fourth quarter of 2006.

States, despite a slowdown at the end of the year, growth remained strong. The main stock market indices ended the year at five-year highs, notwithstanding tensions due to higher oil prices. Against a backdrop of divergence between European and US short-term interest rates, the dollar maintained its moderate downward trend against the euro. The investment banking business benefited from a combination of exceptional positive factors with rising equity markets, active derivative markets, record issuance volumes, a surge in liquidity and good performance by hedge funds. The banking sector remained underpinned by a favourable credit cycle. Finally, the yield curve flattened in Europe and inverted in the USA...

Against this backdrop, the Group delivered excellent performance. Gross operating income stood at EUR 8,714 million for the year, up by 22.2%*on 2005, while net income rose by 18.6% to EUR 5,221 million.

Net banking income

2006 net banking income rose sharply by 15.7%*on 2005 (+17.0% in absolute terms) to EUR 22,417 million, fuelled by sustained growth across the board. The Group's growth drivers (Retail Banking outside France, Financial Services and Global Investment Management and Services) all recorded a significant rise in revenues. The Corporate and Investment Banking division posted exceptional results in a favourable environment and the French Networks also put in a very strong performance.

In the fourth quarter of 2006, Group net banking income stood at EUR 5,671 million, up by 12.1%* on Q4-05 (+11.5% in absolute terms).

Operating expenses

Operating expenses grew at a much slower pace than revenues, rising by +11.8%* on 2005. This reflects a combination of investment in organic growth, tight cost control and a rise in performance-based pay due to strong business performances.

The Group made further gains in operating efficiency in 2006, reducing its cost/income ratio to a low level of 61.1%, compared to 63.4% in 2005.

The cost/income ratio stood at 63.3% in the last quarter, versus 64.0% in Q4-05.

Operating income

Annual gross operating income rose by a substantial 22.2%*on 2005, reaching a total of EUR 8,714 million. In the last quarter, it was up 13.3%* on Q4-05.

The Group's cost of risk for the year stood at 25 bp of risk-weighted assets, due both to a continued favourable credit environment and factors specific to the Group: a policy of diversification of the portfolio of businesses, improved risk management techniques and hedging of high-risk exposure. The Group's risk provisioning stood at 38 bp of risk-weighted assets in the fourth quarter, up from a low level of 21 bp in the previous quarter and 15 bp in Q4-05, reflecting the normalisation of the cost of risk in Retail Banking outside France and Financial Services and including a new net provision write-back in Corporate and Investment Banking (EUR 16 million).

The Group's operating income for the year increased by a sharp 20.9%*on 2005 (+22.4% in absolute terms) to a total of EUR 8,035 million.

---

* When adjusted for changes in Group structure and at constant exchange rates

Operating income for the last quarter stood at EUR 1,851 million, up by 9.8%* (+9.6% in absolute terms).

Net income

Net income after tax and minority interests for 2006 (the Group's effective tax rate was 28.4% vs. 26.7% in 2005) grew by a substantial 18.6% on 2005, amounting to EUR 5,221 million. Group ROE after tax remained at a high 25.8%, compared to 26.1% last year. For 2006, net earnings per share stood at EUR 12.33, up 15.2% on 2005.

Over the fourth quarter, net income was up by 6.3% on Q4-05. Group ROE after tax stood at 21.2% in Q4-06, compared to 24.8% in Q4-05.

2. CAPITAL BASE

At December 31st 2006, Group shareholders' equity amounted to EUR 29.1 billion[1] and book value per share to EUR 63.7 euros, including EUR 4.9 per share of unrealised capital gains. Risk-weighted assets rose by 11.8%* year-on-year (+12.1% in absolute terms), reflecting strong organic growth in all the Group's businesses. However, this was lower than the pace of revenue growth.

In October 2006, the Group implemented a EUR 2.4 billion capital increase which enabled it to finance acquisitions underway while pursuing its profitable growth strategy and strengthening its capital base. The Tier one ratio stood at 7.8% at December 31st 2006, up from the level of 7.6% at December 31st 2005.

The Group follows a share buyback policy designed to neutralise the dilutive impact of the annual capital increase reserved for employees and the attribution of stock options and restricted shares. Under this policy, the Group bought back 4.9 million shares in the fourth quarter. As of December 31st 2006, Société Générale held 22.9 million treasury shares (i.e. 5.0% of its capital), excluding those held for trading purposes.

A dividend payment of EUR 5.20 per share will be recommended to the Annual General Meeting, up 16.3% on the 2005 dividend payment, representing a payout ratio of 42.2% versus 41.8% a year earlier.

Finally, emphasising the Group's capacity to consistently deliver profitable growth, its risk control and financial strength, Standard & Poor's and Fitch raised their long-term rating for Société Générale from AA- to AA in 2006 (Moody's rating: Aa2).The Société Générale Group is one of the best-rated banking groups.

[1] This figure includes (i) EUR 1 billion from the issue of deeply subordinated notes in January 2005, EUR 0.4 billion in undated subordinated notes and (ii) EUR 2.2 billion of unrealised capital gains.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	2006	2005	Chg 06/05	Q4 06	Q4 05	Chg Q4/Q4
Net banking income	6,701	6,189	+8.3% [(a)]	1,694	1,651	+2.6% [(b)]
Operating expenses	-4,354	-4,212	+3.4%	-1,113	-1,057	+5.3%
Gross operating income	2,347	1,977	+18.7%	581	594	-2.2%
Net allocation to provisions	-274	-282	-2.8%	-87	-83	+4.8%
Operating income	2,073	1,695	+22.3%	494	511	-3.3%
Net income	1,321	1,059	+24.7%	316	322	-1.9%

	2006	2005	Q4 06	Q4 05
ROE after tax	23.4%	20.8%	22.0%	24.2%

(a) +4.5% excluding impact of changes in PEL/CEL provisions
(b) +1.8% excluding impact of changes in PEL/CEL provisions

The Société Générale and Crédit du Nord networks posted strong results in 2006 with NBI up 4.5% (excluding the impact of provisions for PEL/CEL housing savings accounts) against the backdrop in France of a continued rise in equity markets, higher short term interest rates and stronger demand for business loans. Demand in the residential housing market remained strong, notwithstanding a slight dip at the end of the year. Competition became stiffer, particularly for loans to individual customers.

The Group pursued its selective growth strategy via 97 net branch openings during the year and an overhaul of its distribution platforms (4D for the Société Générale network and Optimum for the Crédit du Nord network), thereby enabling a further increase in the product penetration rate among its individual customers (7.9 products per personal current account at end 2006). Restructuring of the back-offices also continued in 2006, in order to optimise productivity while emphasising the overall quality of service for customers.

Regarding individual customers, sales performance remained satisfactory throughout the year. The indicator used to assess the individual customer base, expressed as the number of personal current accounts, rose sharply by 2.9% on an annualised basis (+171,000) to stand at over 6.0 million accounts. In May 2006, the Société Générale network rose above the five million threshold in terms of the number of personal current accounts. The Group pursued its policy of focusing on customer segments displaying the strongest potential (in particular young people with a +29,000 increase in the number of personal current accounts, up +3.6% on 2005). Growth in sight deposits remained strong at +7.8%. New housing loans reached a very high level of EUR 17.4 billion, while the rate of growth gradually declined during the year due to stiff competition and the continued rise in property prices. As in previous years, the Group continued to focus its sale drive in this market on the most attractive long-term customer segments.

As a result of a change in the tax treatment of housing savings accounts, savers switched into life insurance products and guaranteed funds (PEL savings account outstandings down by -10.8% in 2006 versus a 20.7% increase in inflows into life insurance products). After Sogecristal which was closed to subscriptions in early 2006, the Murano, Simbad and Darwin funds, offering either a guarantee on the initial investment amount, access to the Group's range of funds or to other fund managers[1], were a great success, recording inflows of EUR 1.95 billion in 2006.

In 2006, the business customer segment recorded sustained growth underpinned by a favourable economic environment (moderate inflation and continued low interest rates), notwithstanding higher commodity prices. At the same time, the Companies continue to post a low level of indebtedness ratio. These trends and the Group's strong sales performances produced a 15.6% increase in investment loans while operating loans rose by 5.0%. Furthermore, sight deposits increased by 10.7%. These strong sales results were achieved through the innovative capacity of the Group's networks. For example, in the Société Générale network, "Jazz Pro", the new offering in day-to-day banking aimed at professional and small business customers, has been highly successful since it was launched in June 2006.

From a financial perspective, the Société Générale and Crédit du Nord networks posted a sharp increase in consolidated net banking income[2] over the year (+8.3% on 2005) which rose to EUR 6.701 billion. The fourth quarter saw a smaller increase (+2.6% on 2005), reflecting a high base in Q4-05, due to commissions from the privatisation of EDF.

However, to truly assess the performance of the division, these figures need to be adjusted for the effect of the provision on PEL/CEL accounts: for the year as a whole, the Group booked an EUR 183 million write-back on this provision (versus an allocation of EUR 46 million in 2005). Neutralising the effect of the provision for PEL/CEL accounts, NBI growth comes out at 4.5% for the year and 1.8% in the fourth quarter.

Net interest income was up +2.5% on 2005 excluding the provision for PEL/CEL accounts. Higher volumes in 2006 offset the continued decline in net interest margin due to a shift in the balance sheet structure (faster increase in loans than in deposits and, within loans, predominant share of mortgages with lower margins).

Commission income rose 7.2% on 2005. Financial commissions increased by +9.8% in 2006, notwithstanding a high base in 2005 (due to privatisation deals). These strong results were mainly achieved through stock market orders and the success of the sales drive in life insurance products. Service commissions were up 6.2%, driven by transaction volume in means of payment, electronic payments and products specifically aimed at business customers.
This increase mainly reflects the positive impact of the sales drive, with a modest, sub-inflation price effect, as both networks kept a close eye on their price competitiveness.

The increase in operating expenses remained moderate (+3.4% on 2005) and the C/I ratio came out at 65.0%: excluding the provision for PEL/CEL accounts, it was almost 1 point lower than last year at 66.8% (versus 67.6% in 2005). The C/I ratio for the fourth quarter stood at 66.8% excluding the provision for PEL/CEL accounts, in line with the level for the year as a whole and up on the unusually low level of 64.6% in Q4-05. In the fourth quarter of 2006, operating expenses were higher than during the rest of the year (+5.3%), due to an increase in variable remuneration and employee profit-sharing booked for the quarter, when compared to Q4-05.

The net cost of risk remained low in 2006, standing at 27 bp of risk-weighted assets, i.e. unchanged compared to 2005: this reflects the quality of the base of individual, professional and business

---

1 Darwin is the first multi-manager fund distributed by the Société Générale Network.

2 The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

customers. In the fourth quarter, the cost of risk stood at 34 basis points, in line with Q4-05 (33 basis points).

Net income for the French Networks amounted to EUR 1.321 billion for the year (i.e. around one quarter of net income for the Group as a whole), up by 24.7% on 2005. For the fourth quarter of 2006, net income totalled EUR 316 million, down slightly on Q4-05 (-1.9%). ROE after tax was 23.4% for the year (21.3% excluding the provision for PEL/CEL savings accounts) and 22.0% for the fourth quarter (20.7% excluding the impact of PEL/CEL savings accounts).

Retail Banking outside France

In EUR million	2006	2005	Chg 06/05	Q4 06	Q4 05	Chg Q4/Q4
Net banking income	2,786	2,345	+18.8%	781	656	+19.1%
On a like-for-like basis			*+13.6%*			*+14.3%*
Operating expenses	-1,644	-1,419	+15.9%	-456	-402	+13.4%
On a like-for-like basis			*+11.6%*			*+8.5%*
Gross operating income	1,142	926	+23.3%	325	254	+28.0%
On a like-for-like basis			*+16.6%*			*+23.3%*
Net allocation to provisions	-215	-131	+64.1%	-67	-47	+42.6%
Operating income	927	795	+16.6%	258	207	+24.6%
On a like-for-like basis			*+8.3%*			*+14.3%*
Net income	471	386	+22.0%	132	101	+30.7%

	2006	2005	Q4 06	Q4 05
ROE after tax	35.8%	40.3%	33.1%	37.6%

Retail Banking outside France is one of the Group's main growth drivers, combining acquisitions in targeted geographical regions (Central and Eastern Europe, Mediterranean Basin) and stepped-up organic growth in areas where the Group has a presence.

2006 saw continued strong growth and high profitability: sales performance and financial results were again high and are all the more noteworthy as they were achieved in a tougher environment regarding credit control policy in some Central and Eastern European countries.

The Group extended its global platform via small or medium-sized acquisitions and increased investment in order to exploit expected medium and long-term growth opportunities in the banking sector in Central and Eastern Europe. The Group thus acquired Bank Republic in Georgia and announced the acquisition of Mobiasbanca in Moldavia in January 2007 (this entity will be managed in synergy with the BRD network in neighbouring Romania). On a larger scale, the acquisition of Splitska Banka, the 4th largest banking network in Croatia, increases the coverage of the Balkan region and offers local and international customers a unique network in the region. In the Czech Republic, the Group acquired full control of Modra Pyramida, a network specialising in housing loans in which it had a 40% stake.

Finally, in 2006 the Group acquired a 20% stake in Rosbank, the second largest Russian retail banking network, with an option to acquire a controlling stake by the end of 2008.

Conversely, in the first quarter of 2006, the Group reduced its stake in its Lebanese subsidiary Société Générale de Banque au Liban from 50% to 19%.

The Group also continued to open a large number of branches in order to exploit the growth potential of the banking sector in markets in which it already has a presence: 399 branches were opened in 2006 (on a like-for-like basis), of which 122 in the fourth quarter. A large number of these branch openings were made in Romania (274 new branches in 2006), while 18 branches were also opened

in the Czech Republic, 16 in Russia, 16 in Morocco, 13 in Egypt and 9 in Algeria. The global network outside France now includes 2,300 branches. Similarly, the overall headcount continued to rise (recruitment of over 2,800 employees in one year), mainly in order to increase the sales force. Retail Banking outside France employs around 35,000 persons. On a like-for-like basis, the Group added a further 766,000 individual customers between the end of 2005 and end 2006 (representing an annual growth rate of 13.2%): Europe accounted for +503,900 new customers (+361,000 in Romania and +46,000 in the Czech Republic), together with Egypt (+123,000), Algeria (+44,300), Russia (+43,000) and Morocco (+37,000). From 2001 to 2006, the total number of individual customers in Retail Banking outside France grew by a factor of 2.2 to stand at 7.8[1] million at the end of 2006.

Growth in outstanding deposits and loans accelerated further on 2005. The annualised rate of growth in individual customer loans stood at 43.5%*, reflecting strong growth in housing and consumer loans in the Eastern and Central European subsidiaries. Deposits recorded a 13.9%* increase. In the business customer segment, growth rates for outstanding loans and deposits were 20.6%* and 16.6%* respectively.

The division's contribution to Group results is rising steadily: annual revenues were up by 13.6%* on 2005. In the fourth quarter revenue was up 14.3%* on Q4-05.

Operating expenses increased by 11.6%*, reflecting continued investments: excluding development costs, this increase would have been only 5.9%*. The rise for the last quarter stood at 8.5%* (4.1%*/Q4-05 excluding development costs).

Gross operating income rose sharply (+16.6%)* and the C/I ratio improved significantly (59.0% in 2006, versus 60.5% for the previous year). In the last quarter, gross operating income recorded a 23.3%* increase on Q4-05, and the C/I ratio fell to 58.4% (vs. 61.3% in Q4-05).

The division allocated EUR 215 million to its risk provisions over the year, up on 2005, but at a reasonable level compared to risk-weighted assets (55 basis points vs. 47 bp in 2005) and slightly below mid-cycle expectations.

Annual operating income was up by 8.3%* on 2005 and by 14.3%* in the last quarter.

The division's net income for the year was up by 22.0% on 2006. The figure for the last quarter was 30.7%.

ROE after tax came out at a high level of 35.8% in 2006, versus 40.3% a year earlier. The figure for the last quarter was 33.1%.

Financial Services

In EUR million	2006	2005	Chg 06/05	Q4 06	Q4 05	Chg Q4/Q4
Net banking income	**2,536**	**2,127**	**+19.2%**	**690**	**597**	**+15.6%**
On a like-for-like basis			*+10.7%*			*+12.6%*
Operating expenses	**-1,386**	**-1,202**	**+15.3%**	**-377**	**-348**	**+8.3%**
On a like-for-like basis			*+7.5%*			*+7.4%*
Gross operating income	**1,150**	**925**	**+24.3%**	**313**	**249**	**+25.7%**
On a like-for-like basis			*+14.9%*			*+19.4%*
Net allocation to provisions	**-274**	**-201**	**+36.3%**	**-88**	**-57**	**+54.4%**
Operating income	**876**	**724**	**+21.0%**	**225**	**192**	**+17.2%**
On a like-for-like basis			*+15.9%*			*+19.2%*
Net income	**544**	**453**	**+20.1%**	**134**	**113**	**+18.6%**

	2006	2005	Q4 06	Q4 05
ROE after tax	**16.3%**	**16.1%**	**15.2%**	**15.3%**

The Financial Services division is comprised of two main businesses: Specialised Financing and Life Insurance.

Along with Retail Banking outside France, **Specialised Financing** is one of the Group's main growth areas. It is comprised of four business lines: consumer credit for the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

The **consumer credit business** put in very strong performance last year, with new loans up 10.8%*. France, Italy, Russia, Poland and Morocco delivered the best results. Margins remained high but varied depending on geographical areas: in Western Europe, they declined moderately as a result of stiff competition in these regions whereas in Central and Eastern Europe, they remained at higher levels. For this reason the Group pursued its development in these regions while maintaining total exposure at a reasonable level (74% of NBI of the consumer credit business is still generated in France, Italy and Germany). The consumer credit business has enabled the Group to establish itself in countries where development or acquisition of a retail banking network does not seem feasible in the short term due to the competitive environment.

The consumer credit platform expanded significantly in 2006:

- In Central and Eastern Europe, the Group acquired Oster Lizing in Hungary (renamed HitEx), SKT Bank in Russia (this entity merged with Rusfinance in 2006), and Inserviss Group in Latvia. The existing networks also grew: in Poland, Eurobank (an entity acquired in 2005) saw its branch network grow from 160 branches at the end of 2005 to 200 at the end of 2006. Finally, new entities were established (CrediAgora in Portugal, CrediBul in Bulgaria, Essox SK in Slovakia and Prostokredit in Kazakhstan).

- Outside Europe, the Group made acquisitions in Brazil (Banco Pecunia) and India (Apeejay Finance).

Outstanding consumer loans stood at EUR 15 billion at the end of 2006, up 12.9%* on end 2005.

Regarding loans and services to business customers, new lending by **SG Equipment Finance,** the European leader in vendor and equipment finance, rose sharply (+12.4%*), both in its leasing and factoring businesses. Transport and manufacturing equipment were the best-performing segments. However margins declined slightly due to stiffer competition and the lag between changes in market rates and adjustment in rates charged to customers. In 2006, SG Equipment Finance continued to expand through the establishment of an entity in Ukraine and the acquisition of SKT Leasing in Russia.

In operational vehicle leasing and fleet management, **ALD Automotive** continued to expand its fleet under management which rose to 680,000 vehicles in 2006 (+10.0% on 2005 like-for-like) in 35 countries. ALD Automotive's fleet ranks second in Europe. The Group continued to develop its partnerships with major car manufacturers and focused on synergies with the French Networks and Retail Banking outside France. The fourth quarter also saw inclusion in the consolidation scope of ALD Turkey and ALD Ukraine given their level of activity.

Overall revenues in **Specialised Financing** rose by 7.8%* in 2006 (+18.7% in absolute terms), notwithstanding the decline in margins in major European countries. Fourth-quarter revenues were up 11.2%* (+15.0% in absolute terms).

In **Life Insurance,** premiums rose by 19.5%* on 2005 and were underpinned in particular by new inflows in the Société Générale network, with over 30% of investments in unit-linked policies. Outstandings, expressed as mathematical reserves, rose by 15.4%* on the previous year._In the 4th quarter, inflows declined by 6.0%*, with outstandings up 15.6% on Q4-05.

Overall revenues in **Financial Services** rose by 10.7%* on 2005 (+19.2% in absolute terms). Operating expenses were up 7.5%* (+15.3% in absolute terms). Gross operating income was therefore up sharply for the year at +14.9%* (+24.3% in absolute terms). Fourth-quarter NBI rose by 12.6%* (+15.6% in absolute terms), with operating expenses up 7.4%* (+8.3% in absolute terms) and GOI up 19.4%* (+25.7% in absolute terms).

The net cost of risk for the year increased by 10.3%* (36.3% in absolute terms), mainly due to a shift in the product mix towards consumer credit in Eastern and Central Europe. In the fourth quarter risk provisioning increased by EUR 31 million on Q4-05following completion of the restructuring of the loan portfolios of companies acquired by the Group, particularly SKT Bank in Russia.

Operating income for the year was up 15.9%*(+21.0% in absolute terms) and net income rose by 20.1%. ROE after tax came out at 16.3%, up on 2005 (16.1%). In the fourth quarter, operating income increased by 19.2%*, net income was up 18.6% and ROE after tax for the period came to 15.2%.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	2006	2005	Chg 06/05	Q4 06	Q4 05	Chg Q4/Q4
Net banking income	3,195	2,584	+23.6%	884	734	+20.4%
On a like-for-like basis			*+19.6%*			*+15.8%*
Operating expenses	-2,298	-1,852	+24.1%	-659	-547	+20.5%
On a like-for-like basis			*+19.0%*			*+15.9%*
Operating income	889	726	+22.5%	222	183	+21.3%
On a like-for-like basis			*+21.2%*			*+16.4%*
Net income	577	460	+25.4%	148	117	+26.5%
o.w. Asset Management	298	257	*+16.0%*	77	69	*+11.6%*
Private Banking	159	122	*+30.3%*	39	32	*+21.9%*
SG SS & Online Savings	120	81	*+48.1%*	32	16	*+100.0%*

In EUR billion	2006	2005	Q4 06	Q4 05
Net new money over period	41.9	33.7	8.7	7.0
Assets under management (at end of period)	422	386	422	386

Global Investment Management and Services is comprised of asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SG SS) and online savings (Boursorama).

Along with Retail Banking outside France and Specialised Financing, Global Investment Management and Services is one of the Group's growth drivers. In 2006, activity was particularly strong: net inflows stood at EUR 41.9 billion, up sharply on 2005 (EUR 33.7 billion). Assets under management stood at EUR 421.8 billion[1] at the end of the year. Assets under custody recorded a 17.7%* increase for the year to stand at EUR 2.262 billion at the end of 2006.

The Group's organic growth was completed by two significant acquisitions: firstly 2S Banca which propelled SGSS to third place among European custodians, and secondly CaixaBank France whose integration enabled Boursorama to strengthen its sales platform.

The division recorded a strong increase in operating income, which rose by +21.2%* (+22.5% in absolute terms) in 2006 to stand at EUR 889 million. Net income amounted to EUR 577 million, up by 25.4% on 2005.

Fourth-quarter operating income rose by 16.4%* (+21.3% in absolute terms) to EUR 222 million and the division's net income stood at EUR 148 million, up 26.5% on Q4-05.

[1] This figure does not include assets held by customers of the French Networks (approximately EUR 110 billion with investable assets exceeding EUR 150,000) or assets managed by Lyxor Asset Management, whose results are consolidated in the Equity & Advisory business line (EUR 61.0 bn at December 31st 2006).

Asset management

Société Générale Asset Management (SG AM) has a complete, high quality offering and its innovative capability is recognised by the market. In 2006, SG AM confirmed its positioning:

- as an innovative player by launching the first leveraged ETFs offering partial capital protection and reverse exposure to the index, as well as the first collateralised fund obligations (CFOs) on funds of hedge funds, and
- as the leading player in the CDO market with TCW (the number one player in cash CDOs) and SG AM AI (number 2 worldwide in synthetic CDOs).

This offering and positioning enabled SG AM to book record sales performance in 2006, with net inflows at EUR 34.2 billion (10% of assets under management on an annualised basis). As in 2005, this performance was mainly due to a strong sales focus on structured products such as CDOs (EUR 14.9 billion, representing 44% of net inflows for the year. At the end of December 2006, SG AM managed a total of EUR 354.0 billion of assets, versus EUR 326.7 billion one year earlier. This reasserts the Group's position as the fourth largest bank-owned asset manager in the euro zone.

The shift in the product mix towards interest rate products, which are less profitable than equity products, and the larger share of institutional clients produced a small decline in the gross margin on assets under management which stood at 38 bp in 2006 versus 39 bp in 2005.

Net banking income for the year rose by 11.8%* on 2005 to stand at EUR 1.281 billion, while operating expenses, due to the increase in variable remuneration, rose by 13.2%* to EUR 805 million. Operating income for the year thus rose by 10.2%* on 2005 to stand at EUR 477 million.

Fourth-quarter net banking income stood at EUR 348 million, up 7.1%* on Q4-05, with operating expenses (EUR 230 million) up 9.0%*, while operating income (EUR 119 million) posted a 6.3%* increase.

Private Banking

SG Private Banking is now a recognised player across the world: it was designated by Euromoney as the best private bank in France and Luxembourg and best global private bank in structured products. It was named best private bank in Europe by Private Banker International. Finally, SG Private Banking is a major player in Asia where the bank has been awarded many prizes reflecting the quality of its franchise.

This dynamic business performance produced record net inflows of EUR 7.7 billion (13% of assets under management on an annualised basis), up 22.2% on 2005. Total assets under management amounted to EUR 67.8 billion at the end of December 2006, compared to EUR 59.4 billion a year earlier.

The business line recorded a 22.3%* rise in net banking income on 2005, as gross margins reached a high level (103 basis points).

Operating expenses (+15.7%* on 2005) rose less than net banking income. This increase includes the impact of continued investment in sales and infrastructure, as well as the rise in performance-linked pay resulting from increased business volumes.

Annual operating income was therefore up sharply (+35.8%*) on 2005 at EUR 220 million.

Fourth-quarter net banking income increased by 18.4%* on Q4-05 to stand at EUR 174 million, with operating expenses up 15.2%* (EUR 121 million), while gross operating income recorded a 23.8%* increase (EUR 52 million).

Société Générale Securities Services (SG SS) and Online Savings (Boursorama)

The market environment was extremely favourable for capital and commodity markets, underpinning robust sales volumes at SG SS. The business line either completed or announced it was holding exclusive discussions involving significant transactions in line with its strategic focus and the current trend towards concentration in the sector.

FIMAT confirmed its excellent positioning, strengthening its share of the global market[1] (6.7% for the clearing and execution of listed derivatives in 2005, versus 5.3% last year). Cube Financial, the UK derivative product broker acquired in 2006, contributed to this strong growth. Moreover Fimat announced that it was holding exclusive discussions with Calyon Financial aimed at establishing a leading player in the sector. If this transaction is completed, it will enable the new group to extend its coverage of global securities markets, broaden its offering and enhance the return on the IT investments required to handle the growth of the business.

The **Global Custodian subdivision** saw a 17.7%* increase in assets under custody on 2005 and an 8% rise in the number of funds under administration. In 2006, SG SS finalised its acquisition of Unicredito's securities services business: this transaction enabled SG SS to increase its size (3rd largest European player with EUR 2.262 billion under custody at end 2006).

Boursorama confirmed its number one ranking in online brokerage in France and number 2 in the UK, recording strong growth in its business in 2006 (number of orders executed +33.4%*). Moreover the Group acquired CaixaBank France and launched a new online bank offering.

Annual net banking income at SGSS and Boursorama stood at EUR 1,256 million, up 27.6%* on 2005.

Operating expenses were up 25.7%* on 2005, accompanying the business' organic growth and recent acquisitions, while enabling a decline in the cost/income ratio (from 85.3% in 2005 to 84.3% in 2006).

Operating income for the year recorded a 38.7%* increase on 2005.

In the fourth quarter, net banking income rose to EUR 362 million, up 25.6%* on Q4-05, with operating expenses (EUR 308 million) up by 22.8%*, while operating income came out at EUR 51 million (+45.2%*).

[1] On major derivatives exchanges of which FIMAT is a member.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	2006	2005	Chg 06/05	Q4 06	Q4 05	Chg Q4/Q4
Net banking income	**6,998**	**5,697**	**+22.8%**	**1,688**	**1,418**	**+19.0%**
On a like-for-like basis			*+25.5%*			*+26.8%*
Operating expenses	**-3,890**	**-3,320**	**+17.2%**	**-930**	**-840**	**+10.7%**
On a like-for-like basis			*+21.1%*			*+21.7%*
Gross operating income	**3,108**	**2,377**	**+30.8%**	**758**	**578**	**+31.1%**
On a like-for-like basis			*+31.2%*			*+33.7%*
Net allocation to provisions	**93**	**145**	**-35.9%**	**16**	**44**	**-63.6%**
Operating income	**3,201**	**2,522**	**+26.9%**	**774**	**622**	**+24.4%**
On a like-for-like basis			*+27.4%*			*+27.1%*
Net income	**2,340**	**1,841**	**+27.1%**	**585**	**499**	**+17.2%**

	2006	2005	Q4 06	Q4 05
ROE after tax	**47.6%**	**44.4%**	**46.2%**	**43.7%**

The **Corporate and Investment Banking** division posted strong revenue growth across all its businesses in 2006, up 25.5%* on 2005, as equity and financing markets proved generally positive. The business was underpinned both by client-driven activity and trading activity which were bolstered by extremely favourable market conditions, particularly in the first half. In 2006, client-driven revenues accounted for 66% of total revenue excluding Cowen. The two business lines (Corporate Banking and Fixed Income and Equity and Advisory) made an evenly balanced contribution to the division's revenues (respective contributions of 53% and 47% of NBI excluding Cowen). This growth momentum was mainly due to the implementation of a targeted recruitment policy (+490 net front office recruitments in 2006, up +11%) and through a strategy based on selective growth of the division's risk-weighted assets (+10.5%*). Similarly to previous years, SG CIB posted strong operating profitability in 2006 and one of the highest levels of profitability among its European competitors (ROE of 47.6% in 2006).

In July 2006, SG CIB also launched the IPO of Cowen & Co.

In early 2007, SG CIB improved its organisational structure through the Step Up 2010 project, in order to strengthen the client/solution approach. This development is aimed at responding to market developments, such as continued disintermediation and growth in European capital markets. SG CIB is now organised under 4 divisions: a coverage division which includes mergers and acquisitions and offers the full range of products to the Group's clients, while three divisions are in charge of tailoring solutions for each client category:

- "Capital raising and Financing" includes product expertise in the equity-debt product range for issuers.
- "Fixed Income, Currencies and Commodities", dedicated to investors, includes integrated financial engineering and a sales force covering both flow and structured products.

- "Equities and Derivatives" offer investors the full range of Cash Equity and Equity Derivative products and services.

Strong recognition by clients of the quality of products and solutions offered by SG CIB was reflected in 2006 by the many awards from specialist magazines and through higher rankings in the league tables.

- **In derivative products,** The Banker (for the 4th year in a row), IFR (for the 3rd year in a row) and Structured Products in 2006 all named Société Générale as Global Equity Derivatives House of the Year. The Group ranked n°1 worldwide in warrants with a market share of 18.4%. Its asset management subsidiary Lyxor recorded a 17.9% increase in assets under management (EUR 61.0 billion at end 2006) partly through the launch of 40 new ETFs.

- In the **euro capital markets**, the Group confirmed its n°5 ranking in euro debt markets (for the third year in a row). It ranked number 2 in France and has been among the top three in Spain since 2004, and continued to rise from 4th to 2nd rank in the corporate euro debt market, ranking number one in France and Italy (Thomson Financial). Moreover SG CIB was named "Best Debt House in France" by Euromoney and also emerged as a major player in securitisation activities (ranked n°3 in euro securitisation by Thomson Financial).

- **In structured finance,** SG CIB confirmed its strong position by winning many awards in 2006. The Group was designated "Best Export Finance Arranger" for the 5th year in a row by Trade Finance Magazine. In commodities, the bank was designated "Best Commodity Bank" in 2006 and "Best structured Commodity Bank" for the 4th year in a row (Trade Finance Magazine).

Against this backdrop, **Corporate Banking and Fixed Income** saw a hefty 16.3%* increase in revenues on last year, mainly due to market activities, in particular fixed income, credit and commodities. The business line also posted a sharp annual increase in client-driven revenues (up 19%) and booked a record fourth quarter. The increase in quarterly revenues (+8.7%* on Q4-05) includes the negative impact of the hedge of the credit portfolio (the mark-to-market on the credit derivative portfolio stood at EUR -27 million for the quarter, versus EUR -7 million in Q4-05) and the revenue contribution from the disposal of Intercontinental Exchange shares in an amount of EUR 27 million (vs. EUR 31 million in Q4-05).

The **Equity and Advisory** business delivered excellent performance in 2006 (revenues up by a sharp 37.8%* on 2005), driven by sustained client activity and strong results in trading activities which benefited from the favourable trading environment in the first half. The Cash Equity and Advisory businesses also exploited the rise in secondary market activity in Europe. In the last quarter, the business line posted excellent performance across all activities and delivered a hefty 66.9%* increase in NBI on the low level posted in Q4-05.

Operating expenses in the **Corporate and Investment Banking** division were up 21.1%*on 2005, well below the rate of revenue growth. The division continued its strategy of targeted investments reflecting its profitable growth strategy. Operating expenses for the last quarter were up 21.7%* on Q4-05.

The cost to income ratio thus came out at a low of 55.6% for the year, while gross operating income rose sharply by 31.2%* on 2005. For the last quarter, the C/I ratio stood at 55.1% and gross operating income recorded a 33.7%* increase.

The credit risk environment remained favourable, enabling the division to a book net write-back of EUR 93 million from its provisions over the year (write-back of EUR 16 million in the fourth quarter). Few new loans required provisioning and provision write-backs were limited.

Strong revenue growth was achieved against a backdrop of tight market risk control. Average VaR for the year stood at EUR 24.7 million versus EUR 19.5 million in 2005 (+26.7%) and at EUR 25.1 million in the fourth quarter versus EUR 16.2 million, i.e. +54.9% on the low levels of Q4-05 .

The Corporate and Investment Banking division made a very high contribution of EUR 2,340 million, representing a 27.1% increase on 2005. Net income for the last quarter was up 17.2% on Q4-05.

For the fifteenth quarter running, the division posted after tax profitability in excess of 30%: ROE after tax came out at 47.6% for 2006 and 46.2% in Q4-06, versus 44.4% in 2005 and 43.7% in Q4-05.

6. CORPORATE CENTRE

The Corporate Centre recorded negative net income of EUR 32 million for the year (EUR +203 million in 2005).

Net capital gains from the equity portfolio, now booked under NBI, amounted to EUR +296 million for the year, versus EUR 253 million In 2005. At December 31st 2006, the IFRS net book value of the industrial portfolio, excluding unrealised capital gains, stood at EUR 1.1 billion, representing market value of EUR 1.8 billion.

While gross operating income remained virtually stable between 2005 and 2006, the decline in the annual result of the Corporate Centre on 2005 was mainly due to high net gains from asset disposals booked in the previous year (sale of the Group's retail banking business in Argentina and disposal of its 19% stake in United Arab Bank) and an increase in the effective tax rate (28.4% in 2006 vs. 26.7% in 2005).

2007 financial communication calendar and events	
May 10th 2007	**Publication of first quarter 2007 results**
May 14th 2007	**Annual General Meeting**
May 21st 2007	**Dividend payment**
August 2nd 2007	**Publication of second quarter 2007 results**
November 7th 2007	**Publication of third quarter 2007 results**

This document contains a number of forecasts and comments relating to the targets and strategies of the Société Générale Group.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers are advised to take into account factors of uncertainty and risk when basing their investment decisions on information provided in this document.

SUPPLEMENT

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Full year 2006	Full year 2005	Change 06/05		Fourth quarter 2006	Fourth quarter 2005	Change Q4/Q4	
Net banking income	22,417	19,166	+17.0%	+15.7%(*)	5,671	5,087	11.5%	+12.1%(*)
Operating expenses	(13,703)	(12,156)	+12.7%	+11.8%(*)	(3,589)	(3,258)	10.2%	+11.5%(*)
Gross operating income	**8,714**	**7,010**	**+24.3%**	**+22.2%(*)**	**2,082**	**1,829**	**13.8%**	**+13.3%(*)**
Net allocation to provisions	(679)	(448)	+51.6%	+42.6%(*)	(231)	(140)	65.0%	+59.8%(*)
Operating income	**8,035**	**6,562**	**+22.4%**	**+20.9%(*)**	**1,851**	**1,689**	**9.6%**	**+9.8%(*)**
Net income from other assets	43	148	-70.9%		2	(17)	NM	
Net income from companies accounted for by the equity method	18	19	-5.3%		(3)	10	NM	
Impairment losses on goodwill	(18)	(23)	-21.7%		(18)	(10)	+80.0%	
Income tax	(2,293)	(1,790)	+28.1%		(523)	(433)	20.8%	
Net income before minority interests	**5,785**	**4,916**	**+17.7%**		**1,309**	**1,239**	**5.6%**	
o.w. minority interests	564	514	+9.7%		130	130	0.0%	
Net income	**5,221**	**4,402**	**+18.6%**		**1,179**	**1,109**	**6.3%**	
Annualised Group ROE after tax (%)	25.8%	26.1%			21.2%	24.8%		
Tier-one ratio at end of period	7.8%	7.6%			7.8%	7.6%		

*When adjusted for changes in Group structure and at constant exchange rates

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Full year 2006	Full year 2005	Change 06/05	Fourth quarter 2006	Fourth quarter 2005	Change Q4/Q4
Retail Banking & Financial Services	**2,336**	**1,898**	**23.1%**	**582**	**536**	**+8.6%**
o.w. French Networks	1,321	1,059	24.7%	316	322	-1.9%
o.w. Retail Banking outside France	471	386	22.0%	132	101	+30.7%
o.w. Financial Services	544	453	20.1%	134	113	+18.6%
Global Investment Management & Services	**577**	**460**	**25.4%**	**148**	**117**	**+26.5%**
o.w. Asset Management	298	257	16.0%	77	69	+11.6%
o.w. Private Banking	159	122	30.3%	39	32	+21.9%
o.w. SG SS + Online Savings	120	81	48.1%	32	16	+100.0%
Corporate & Investment Banking	**2,340**	**1,841**	**27.1%**	**585**	**499**	**+17.2%**
o.w. Equity & Advisory	1,137	728	56.2%	248	126	+96.8%
o.w. Corporate Banking & Fixed Income	1,203	1,113	8.1%	337	373	-9.7%
CORE BUSINESSES	**5,253**	**4,199**	**25.1%**	**1,315**	**1,152**	**+14.1%**
Corporate Centre	**(32)**	**203**	**NM**	**(136)**	**(43)**	**NM**
GROUP	**5,221**	**4,402**	**18.6%**	**1,179**	**1,109**	**+6.3%**

SERIES TRIMESTRIELLES DES RESULTATS PAR METIERS

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,274	2,425	2,412	2,557	2,545	2,579	2,633	2,904	2,901	2,991	2,966	3,165
Operating expenses	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685	-1,671	-1,807	-1,812	-1,806	-1,820	-1,946
Gross operating income	*756*	*829*	*831*	*878*	*875*	*894*	*962*	*1,097*	*1,089*	*1,185*	*1,146*	*1,219*
Net allocation to provisions	-152	-154	-137	-146	-134	-143	-150	-187	-175	-184	-162	-242
Operating income	*604*	*675*	*694*	*732*	*741*	*751*	*812*	*910*	*914*	*1,001*	*984*	*977*
Net income from other assets	17	-7	3	6	8	-1	0	0	9	1	2	-1
Net income from companies accounted for by the equity method	2	2	1	0	1	2	1	-7	3	1	0	-5
Income tax	-213	-231	-236	-255	-248	-250	-268	-304	-298	-325	-318	-311
Net income before minority interests	*410*	*439*	*462*	*483*	*502*	*502*	*545*	*599*	*628*	*678*	*668*	*660*
o.w. minority interests	54	58	56	50	61	63	63	63	73	75	72	78
Net income	*356*	*381*	*406*	*433*	*441*	*439*	*482*	*536*	*555*	*603*	*596*	*582*
Average allocated capital	7,619	7,885	8,073	8,293	8,376	8,688	8,972	9,358	9,744	10,130	10,458	10,865
ROE after tax	18.7%	19.3%	20.1%	20.9%	21.1%	20.2%	21.5%	22.9%	22.8%	23.8%	22.8%	21.4%
o.w. French Networks												
Net banking income	1,435	1,467	1,452	1,516	1,520	1,486	1,532	1,651	1,668	1,695	1,644	1,694
Operating expenses	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055	-1,035	-1,057	-1,108	-1,071	-1,062	-1,113
Gross operating income	*426*	*445*	*451*	*479*	*455*	*431*	*497*	*594*	*560*	*624*	*582*	*581*
Net allocation to provisions	-71	-76	-69	-76	-68	-67	-64	-83	-61	-71	-55	-87
Operating income	*355*	*369*	*382*	*403*	*387*	*364*	*433*	*511*	*499*	*553*	*527*	*494*
Net income from other assets	-3	-6	3	11	0	1	0	1	0	2	1	2
Net income from companies accounted for by the equity method	1	0	0	1	0	1	0	0	0	1	0	1
Income tax	-123	-128	-134	-144	-135	-129	-151	-179	-170	-188	-181	-168
Net income before minority interests	*230*	*235*	*251*	*271*	*252*	*237*	*282*	*333*	*329*	*368*	*347*	*329*
o.w. minority interests	12	10	11	12	12	11	11	11	13	14	12	13
Net income	*218*	*225*	*240*	*259*	*240*	*226*	*271*	*322*	*316*	*354*	*335*	*316*
Average allocated capital	4,649	4,747	4,812	4,871	4,854	5,013	5,147	5,321	5,493	5,646	5,699	5,744
ROE after tax	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%	21.1%	24.2%	23.0%	25.1%	23.5%	22.0%
o.w. Retail Banking outside France												
Net banking income	419	509	510	541	541	572	576	656	641	669	695	781
Operating expenses	-258	-312	-312	-341	-327	-341	-349	-402	-378	-395	-415	-456
Gross operating income	*161*	*197*	*198*	*200*	*214*	*231*	*227*	*254*	*263*	*274*	*280*	*325*
Net allocation to provisions	-44	-41	-36	-40	-28	-27	-29	-47	-48	-53	-47	-67
Operating income	*117*	*156*	*162*	*160*	*186*	*204*	*198*	*207*	*215*	*221*	*233*	*258*
Net income from other assets	20	-1	0	-4	8	-2	0	-1	9	-1	1	-2
Net income from companies accounted for by the equity method	1	2	1	-1	1	1	1	1	2	3	2	4
Income tax	-42	-49	-49	-50	-54	-57	-55	-58	-58	-58	-59	-67
Net income before minority interests	*96*	*108*	*114*	*105*	*141*	*146*	*144*	*149*	*168*	*165*	*177*	*193*
o.w. minority interests	41	46	42	36	47	50	49	48	57	57	57	61
Net income	*55*	*62*	*72*	*69*	*94*	*96*	*95*	*101*	*111*	*108*	*120*	*132*
Average allocated capital	676	803	836	888	875	919	967	1,074	1,103	1,164	1,401	1,597
ROE after tax	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	33.1%
o.w. Financial Services												
Net banking income	420	449	450	500	484	521	525	597	592	627	627	690
Operating expenses	-251	-262	-268	-301	-278	-289	-287	-348	-326	-340	-343	-377
Gross operating income	*169*	*187*	*182*	*199*	*206*	*232*	*238*	*249*	*266*	*287*	*284*	*313*
Net allocation to provisions	-37	-37	-32	-30	-38	-49	-57	-57	-66	-60	-60	-88
Operating income	*132*	*150*	*150*	*169*	*168*	*183*	*181*	*192*	*200*	*227*	*224*	*225*
Net income from other assets	0	0	0	-1	0	0	0	0	0	0	0	-1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	-8	1	-3	-2	-10
Income tax	-48	-54	-53	-61	-59	-64	-62	-67	-70	-79	-78	-76
Net income before minority interests	*84*	*96*	*97*	*107*	*109*	*119*	*119*	*117*	*131*	*145*	*144*	*138*
o.w. minority interests	1	2	3	2	2	2	3	4	3	4	3	4
Net income	*83*	*94*	*94*	*105*	*107*	*117*	*116*	*113*	*128*	*141*	*141*	*134*
Average allocated capital	2,294	2,335	2,425	2,534	2,647	2,756	2,858	2,963	3,148	3,320	3,358	3,524
ROE after tax	14.5%	16.1%	15.5%	16.6%	16.2%	17.0%	16.2%	15.3%	16.3%	17.0%	16.8%	15.2%

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	545	551	541	628	602	608	640	734	769	775	767	884
Operating expenses	-395	-400	-397	-446	-415	-435	-455	-547	-523	-552	-564	-659
Gross operating income	*150*	*151*	*144*	*182*	*187*	*173*	*185*	*187*	*246*	*223*	*203*	*225*
Net allocation to provisions	0	-5	-6	4	0	-1	-1	-4	-3	-1	-1	-3
Operating income	*150*	*146*	*138*	*186*	*187*	*172*	*184*	*183*	*243*	*222*	*202*	*222*
Net income from other assets	0	1	-2	3	0	0	0	0	0	0	0	-1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1	0	0
Income tax	-45	-44	-43	-59	-58	-54	-56	-55	-75	-69	-65	-64
Net income before minority interests	*105*	*103*	*93*	*130*	*129*	*118*	*128*	*128*	*169*	*152*	*137*	*157*
o.w. minority interests	10	7	12	17	12	9	11	11	14	10	5	9
Net income	*95*	*96*	*81*	*113*	*117*	*109*	*117*	*117*	*155*	*142*	*132*	*148*
Average allocated capital	718	806	858	809	810	917	930	919	1,019	1,052	1,074	1,197
ROE after tax	52.9%	47.6%	37.8%	55.9%	57.8%	47.5%	50.3%	50.9%	60.8%	54.0%	49.2%	49.5%
o.w. Asset Management												
Net banking income	230	239	253	325	269	259	286	338	333	305	295	348
Operating expenses	-149	-152	-157	-184	-154	-163	-178	-220	-193	-196	-186	-230
Gross operating income	*81*	*87*	*96*	*141*	*115*	*96*	*108*	*118*	*140*	*109*	*109*	*118*
Net allocation to provisions	0	0	-5	5	0	0	0	-2	0	0	0	1
Operating income	*81*	*87*	*91*	*146*	*115*	*96*	*108*	*116*	*140*	*109*	*109*	*119*
Net income from other assets	0	1	-1	-2	0	0	0	0	0	0	0	-1
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1	0	0
Income tax	-28	-30	-30	-49	-39	-33	-36	-39	-47	-38	-38	-39
Net income before minority interests	*53*	*58*	*60*	*95*	*76*	*63*	*72*	*77*	*94*	*70*	*71*	*79*
o.w. minority interests	6	6	10	13	9	7	7	8	9	2	3	2
Net income	*47*	*52*	*50*	*82*	*67*	*56*	*65*	*69*	*85*	*68*	*68*	*77*
Average allocated capital	264	329	370	337	287	327	307	272	287	293	276	265
ROE after tax	71.2%	63.2%	54.1%	97.3%	93.4%	68.5%	84.7%	101.5%	118.5%	92.8%	98.6%	116.2%
o.w. Private Banking												
Net banking income	122	114	109	118	127	129	135	149	164	164	156	174
Operating expenses	-82	-82	-80	-90	-86	-90	-93	-107	-102	-106	-105	-121
Gross operating income	*40*	*32*	*29*	*28*	*41*	*39*	*42*	*42*	*62*	*58*	*51*	*53*
Net allocation to provisions	0	-4	-2	-1	0	0	-1	0	-2	0	-1	-1
Operating income	*40*	*28*	*27*	*27*	*41*	*39*	*41*	*42*	*60*	*58*	*50*	*52*
Net income from other assets	0	0	-1	0	0	0	0	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-8	-5	-5	-5	-9	-9	-7	-8	-14	-14	-12	-9
Net income before minority interests	*32*	*23*	*21*	*22*	*32*	*30*	*34*	*34*	*46*	*44*	*38*	*43*
o.w. minority interests	2	1	2	3	2	2	2	2	3	3	2	4
Net income	*30*	*22*	*19*	*19*	*30*	*28*	*32*	*32*	*43*	*41*	*36*	*39*
Average allocated capital	232	250	265	266	283	316	329	340	376	386	372	377
ROE after tax	51.7%	35.2%	28.7%	28.6%	42.4%	35.4%	38.9%	37.6%	45.7%	42.5%	38.7%	41.4%
o.w. SG SS & Online Savings												
Net banking income	193	198	179	185	206	220	219	247	272	306	316	362
Operating expenses	-164	-166	-160	-172	-175	-182	-184	-220	-228	-250	-273	-308
Gross operating income	*29*	*32*	*19*	*13*	*31*	*38*	*35*	*27*	*44*	*56*	*43*	*54*
Net allocation to provisions	0	-1	1	0	0	-1	0	-2	-1	-1	0	-3
Operating income	*29*	*31*	*20*	*13*	*31*	*37*	*35*	*25*	*43*	*55*	*43*	*51*
Net income from other assets	0	0	0	5	0	0	0	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-9	-9	-8	-5	-10	-12	-13	-8	-14	-17	-15	-16
Net income before minority interests	*20*	*22*	*12*	*13*	*21*	*25*	*22*	*17*	*29*	*38*	*28*	*35*
o.w. minority interests	2	0	0	1	1	0	2	1	2	5	0	3
Net income	*18*	*22*	*12*	*12*	*20*	*25*	*20*	*16*	*27*	*33*	*28*	*32*
Average allocated capital	222	227	223	206	240	274	294	307	356	373	426	555
ROE after tax	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%	27.2%	20.8%	30.3%	35.4%	26.3%	23.1%

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,178	1,110	1,208	1,231	1,550	1,233	1,496	1,418	1,957	1,832	1,521	1,688
Operating expenses	-713	-687	-768	-756	-843	-784	-853	-840	-1,066	-1,063	-831	-930
Gross operating income	*465*	*423*	*440*	*475*	*707*	*449*	*643*	*578*	*891*	*769*	*690*	*758*
Net allocation to provisions	-48	34	36	39	47	22	32	44	19	35	23	16
Operating income	*417*	*457*	*476*	*514*	*754*	*471*	*675*	*622*	*910*	*804*	*713*	*774*
Net income from other assets	2	-1	2	13	0	0	1	-12	23	1	4	2
Net income from companies accounted for by the equity method	0	9	3	14	4	6	-5	17	6	6	8	4
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0	0	0
Income tax	-100	-111	-111	-125	-257	-115	-170	-126	-293	-219	-197	-193
Net income before minority interests	*319*	*354*	*370*	*416*	*501*	*349*	*501*	*501*	*646*	*592*	*528*	*587*
o.w. minority interests	2	1	2	1	3	3	3	2	3	3	5	2
Net income	*317*	*353*	*368*	*415*	*498*	*346*	*498*	*499*	*643*	*589*	*523*	*585*
Average allocated capital	3,524	3,581	3,620	3,666	3,686	3,975	4,362	4,570	4,747	4,868	4,969	5,067
ROE after tax	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	46.2%
o.w. Equity and Advisory												
Net banking income	440	517	560	512	740	643	694	477	1,145	860	653	691
Operating expenses	-316	-329	-374	-336	-378	-379	-416	-361	-560	-501	-332	-369
Gross operating income	*124*	*188*	*186*	*176*	*362*	*264*	*278*	*116*	*585*	*359*	*321*	*322*
Net allocation to provisions	-31	0	-2	-12	19	-2	-1	-3	-1	3	-8	-3
Operating income	*93*	*188*	*184*	*164*	*381*	*262*	*277*	*113*	*584*	*362*	*313*	*319*
Net income from other assets	0	-2	0	0	0	0	0	-1	0	0	1	-1
Net income from companies accounted for by the equity method	-1	-1	0	1	0	0	0	0	1	3	-1	1
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0	0	0
Income tax	-17	-46	-38	-49	-162	-73	-70	14	-196	-91	-82	-71
Net income before minority interests	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*389*	*274*	*231*	*248*
o.w. minority interests	0	0	0	0	0	0	0	0	1	0	4	0
Net income	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*388*	*274*	*227*	*248*
Average allocated capital	428	445	434	378	352	417	423	398	503	611	661	694
ROE after tax	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%	195.7%	126.6%	308.5%	179.4%	137.4%	142.9%
o.w. Corporate Banking and Fixed Income												
Net banking income	738	593	648	719	810	590	802	941	812	972	868	997
Operating expenses	-397	-358	-394	-420	-465	-405	-437	-479	-506	-562	-499	-561
Gross operating income	*341*	*235*	*254*	*299*	*345*	*185*	*365*	*462*	*306*	*410*	*369*	*436*
Net allocation to provisions	-17	34	38	51	28	24	33	47	20	32	31	19
Operating income	*324*	*269*	*292*	*350*	*373*	*209*	*398*	*509*	*326*	*442*	*400*	*455*
Net income from other assets	2	1	2	13	0	0	1	-11	23	1	3	3
Net income from companies accounted for by the equity method	1	10	3	13	4	6	-5	17	5	3	9	3
Impairment losses on goodwill	0	0	0	0	0	0	0	0	0	0	0	0
Income tax	-83	-65	-73	-76	-95	-42	-100	-140	-97	-128	-115	-122
Net income before minority interests	*244*	*215*	*224*	*300*	*282*	*173*	*294*	*375*	*257*	*318*	*297*	*339*
o.w. minority interests	2	1	2	1	3	3	3	2	2	3	1	2
Net income	*242*	*214*	*222*	*299*	*279*	*170*	*291*	*373*	*255*	*315*	*296*	*337*
Average allocated capital	3,096	3,136	3,186	3,288	3,334	3,558	3,939	4,172	4,244	4,257	4,308	4,373
ROE after tax	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%	29.6%	35.8%	24.0%	29.6%	27.5%	30.8%
Corporate Centre												
Net banking income	-63	-21	-83	-103	53	38	102	31	144	111	12	-66
Operating expenses	-41	-22	-1	-62	-57	7	-37	-64	-11	-68	2	-54
Gross operating income	*-104*	*-43*	*-84*	*-165*	*-4*	*45*	*65*	*-33*	*133*	*43*	*14*	*-120*
Net allocation to provisions	0	-1	-7	-25	14	7	-1	7	-3	-2	6	-2
Operating income	*-104*	*-44*	*-91*	*-190*	*10*	*52*	*64*	*-26*	*130*	*41*	*20*	*-122*
Net income from other assets	219	-13	1	-49	158	0	-1	-5	2	2	-3	2
Net income from companies accounted for by the equity method	1	1	6	1	0	0	0	0	0	-3	0	-2
Impairment losses on goodwill	0	0	4	0	0	0	0	-10	0	0	0	-18
Income tax	-7	55	46	103	56	52	11	52	29	-2	62	45
Net income before minority interests	*109*	*-1*	*-34*	*-135*	*224*	*104*	*74*	*11*	*161*	*38*	*79*	*-95*
o.w. minority interests	10	18	15	29	61	46	49	54	55	58	61	41
Net income	*99*	*-19*	*-49*	*-164*	*163*	*58*	*25*	*-43*	*106*	*-20*	*18*	*-136*

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	3,934	4,065	4,078	4,313	4,750	4,458	4,871	5,087	5,771	5,709	5,266	5,671
Operating expenses	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	-3,589
Gross operating income	*1,267*	*1,360*	*1,331*	*1,370*	*1,765*	*1,561*	*1,855*	*1,829*	*2,359*	*2,220*	*2,053*	*2,082*
Net allocation to provisions	-200	-126	-114	-128	-73	-115	-120	-140	-162	-152	-134	-231
Operating income	*1,067*	*1,234*	*1,217*	*1,242*	*1,692*	*1,446*	*1,735*	*1,689*	*2,197*	*2,068*	*1,919*	*1,851*
Net income from other assets	238	-20	4	-27	166	-1	0	-17	34	4	3	2
Net income from companies accounted for by the equity method	3	12	10	15	5	8	-4	10	10	3	8	-3
Impairment losses on goodwill	0	0	4	0	0	-13	0	-10	0	0	0	-18
Income tax	-365	-331	-344	-336	-507	-367	-483	-433	-637	-615	-518	-523
Net income before minority interests	*943*	*895*	*891*	*894*	*1,356*	*1,073*	*1,248*	*1,239*	*1,604*	*1,460*	*1,412*	*1,309*
o.w. minority interests	76	84	85	97	137	121	126	130	145	146	143	130
Net income	*867*	*811*	*806*	*797*	*1,219*	*952*	*1,122*	*1,109*	*1,459*	*1,314*	*1,269*	*1,179*
Average allocated capital	15,831	16,175	16,531	16,868	15,771	16,412	17,083	17,759	18,437	19,454	20,482	22,054
ROE after tax	21.9%	20.1%	19.5%	18.9%	30.8%	23.1%	26.1%	24.8%	31.5%	26.8%	24.6%	21.2%

Methodology

1. The Group has retrospectively modified the accounting method for the acquisition of minority interests of controlled subsidiaries and put options granted to minority shareholders in controlled subsidiaries and in 2006 reclassified undated subordinated notes as Group shareholders' equity.

- From goodwill to equity
  - ✓ Where an additional stake is taken in one of our controlled subsidiaries (e.g. purchase of minority interests), all goodwill is now recognised as Group shareholders' equity, rather than assets => impact on balance sheet
  - ✓ Where the partial sale of a subsidiary occurs without resulting in the loss of control, the gains or losses from the sale are directly entered into shareholders' equity => impact on P&L: restatement of net income on other assets

- Change in accounting method for put options granted to minority shareholders:
  - ✓ Goodwill arising from the valuation of these puts in the Group's balance sheet is now recognised as Group shareholders' equity, rather than assets, in accordance with the abovementioned approach => Impact on shareholders' equity
  - ✓ Net income (loss) for the full year relative to these puts is now incorporated into minority income instead of being accounted for under Group net income => impact on P&L: restatement of minority interests

- The Group has restated undated subordinated notes as Group shareholders' equity instead of debt[1] => Impact on shareholders' equity and P&L (restatement of NBI)

The impact of this restatement since January 1st 2005 on Group shareholders' equity is as follows:

In EUR m	01.01.05	30.06.05	31.12.05	30.06.06
Group shareholders' equity before restatement	18 530	20 904	23 550	24 666*
Change in accounting methodology for minority interests and minority puts	-585	-750	-984	-937
Reclassification of undated subordinated notes	450	484	477	451
Group shareholders' equity after restatement	18 395	20 638	23 043	24 180

* This amount differs from the amount published on 30 June 2006 which already included the restatement of two undated subordinated notes

The impact of the restatement on Group net income since January 1st 2005 is as follows:

In EUR m	Q1 05	Q2 05	Q3 05	Q4 05	2005	Q1 06	Q2 06	Q3 06	Q4 06	2006
Net Banking Income	1	3	-5	-3	-4	-4	0	4	0	0
o.w. Corporate Centre	1	3	-5	-3	-4	-4		4		0
Net gains or losses on other assets	0	0	0	-10	-10	0	0	0	0	0
o.w. Corporate Centre				-10	-10					0
Minority interests	8	7	7	13	35	10	6	5	6	27
o.w. Global Investment Management & Services	10	8	9	9	36	9	6	3	6	24
o.w. Financial Services	-1	-1	-1	1	-2					0
o.w. Corporate Centre	-1		-1	3	1	1		2	0	3
Net income	-7	-5	-10	-22	-44	-12	-6	-3	-6	-27
o.w. Global Investment Management & Services	-10	-8	-9	-9	-36	-9	-6	-3	-6	-24
o.w. Financial Services	1	1	1	-1	2					0
o.w. Corporate Centre	2	2	-2	-12	-10	-3		0	0	-3

2. Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity, (ii) deeply subordinated notes, (iii) undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the restated, undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period and, as of 2006, to the holders of restated, undated subordinated notes (i.e. EUR 10 million in Q4-06 and EUR 41 million for the year vs. EUR 6 million in Q4-05 and EUR 25 million in 2005)

[1] Due to the existence of discretionary clauses relating to the interest payments on these notes. Reclassification of two undated subordinated notes on June 30th 2006, and of two others on December 31st 2006.

3. Earnings per share (EPS) is the ratio of (i) net income for the period (under IFRS excl. IAS 32 & 39 and IFRS 4 for 2004 and IFRS incl. IAS 32 & 39 and IFRS 4 for 2005 and 2006) after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 25 million for 2005, EUR 28 million for 2006) and, as of 2006, the interest, net of tax, to be paid to holders of undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 13 million for 2006), (ii) the average number of shares outstanding excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

4. Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 bn), undated subordinated notes previously recognised as debt (EUR 0.4bn), and (ii) interest to be paid to holders of deeply subordinated notes and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at December 31st 2006, excluding treasury shares, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract. In accordance with IAS 33, historical data per share have been adjusted by a factor of 0.99336 (supplied by Euronext) following the detachment of the preferential subscription right to Société Générale shares for the capital increase in the fourth quarter of 2006.

SOCIETE GENERALE
Consumer Finance

Press Release

Paris, February 12, 2007

Société Générale Consumer Finance expands its pleasure boat financing activity in the United States

Société Générale Consumer Finance, via CGI Group, announces the acquisition of 100% of **Scott Financial Services***, a broker specialised in pleasure boat financing in the United States.

Scott Financial Services, headquartered in Baltimore (Maryland), is one of the top four boat financing specialists in the United States. With 20 years of experience and branches across the nation, **Scott Financial Services** enjoys a very solid reputation on the market.

This acquisition will allow CGI Group, Europe's leading pleasure boat financing company**, to gain a foothold in the world's largest pleasure boat market. In 2005, there were over 861,000 new boat sales in the US, with boat loans totalling more than USD 6 billion.

By acquiring **Scott Financial Services,** CGI Group will now be able to offer not only boat financing solutions to individual buyers, but also inventory solutions to boat resellers in Europe and the United States.

This transaction is evidence of Société Générale's determination to be a major player in pleasure boat financing. The acquisition of **Scott Financial Services** will boost CGI Group's loan volume by 60% on the boat financing segment.

Hervé Bonnet, a specialist in Société Générale's US expansion projects, will be appointed Chief Executive Officer of **Scott Financial Services,** whose name will remain unchanged. William Scott, the company's founder, will assist Hervé Bonnet in his duties.

Through this acquisition, Société Générale Consumer Finance will expand its consumer credit activities in the United States and provide financing solutions in 21 countries.

SERVICE DE PRESSE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistante : 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com
Société Anonyme au capital de
576.780.702,50 EUR
552 120 222 RCS PARIS

*www.scottloans.com

** Via CGMer and SGB Finance (a subsidiary shared with Bénéteau).

Société Générale

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 155 billion, September 2006) and under management (EUR 411 billion, September 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.

www.socgen.com

Société Générale Consumer Finance

Société Générale Consumer Finance manages the international consumer finance activities of the Group. It employs more than 11,000 persons, manages subsidiaries in 21 countries and around EUR 21 bn outstanding.

It provides financing solutions to individuals through various distribution channels :

- Point of sale financing
- Financing in car dealerships
- Direct financing

Société Générale Consumer Finance regularly ranks among the main players on the local markets where it operates : in France, Italy, Germany, Morocco, and Russia for example.

CGI

Created in 1951, CGI Group, a wholly-owned subsidiary of Société Générale, specialises in financing solutions for automobiles, motorcycles, boats and recreational vehicles. It is also one of France's leading personal loan restructuring companies.

With 700 employees, spread across 29 different locations in France, Europe and recently the United States, and over 200,000 clients, le CGI is today's leading boat financing specialist in Europe.

SOCIETE
GENERALE

Press Release

Paris, 30 January, 2007

Société Générale announces strong growth in recruitment with close to 15,000 new hires in 2006

Société Générale Group confirms its strong development, supported by an active recruitment policy throughout the world. In 2006, 14,671 new employees were hired on permanent contracts, representing a 39% increase on 2005.

The Group's total workforce has grown to 120,000 employees at 31 December 2006. The internationalisation of the Group continues, with the majority of its workforce (51.4%) located outside France for the first time, across 76 countries.

The Group's growth drivers have seen significant development in recruitment with increases ranging from close to 50% for international retail banking, to a doubling of recruitment in Global Investment Management and Services. In terms of geographical regions, Europe ex-France welcomed 44% of all new employees.

"These figures show the attractiveness of the Group as an employer," said Anne Marion-Bouchacourt, Head of Corporate Human Resources for the Société Générale Group. Société Générale today ranks third among the most attractive companies to work for in France, according to a poll of French business school students (TNS Sofres survey – May 2006). In the Czech Republic, Komercni Banka was voted the most attractive employer by students for the fourth year running.

In France, 5,350 new employees were hired on permanent contracts, confirming the Group as a market leader in terms of recruitment. Moreover Société Générale is seeking to diversify its recruitments through various initiatives, broadening its selection criteria and running targeted communication campaigns. Diversity of recruitment boosts the Group's overall performance, bringing a broad spectrum of skills as well as contributing to the principle of social inclusion in employment.

A number of initiatives promoting diversity are in operation in France. For example:

- Renewal for 3 years (at end-2005) the Group's partnership with the French National Employment Agency (ANPE). The partnership's objective is to recruit into the retail bank candidates who do not have specific qualifications but who have previous sales experience;

PRESS SERVICE

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+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

A French corporation with a share capital of
EUR 576,285,895
552 120 222 RCS PARIS

- Société Générale's participation in the National Platform for Young Graduates (Plate-forme Nationale Jeunes Diplômés), set up by the ANPE to combat discrimination among young people with a first degree or higher, coming from disadvantaged urban areas;
- Setting up a back-to-work assistance plan (Plan d'Aide au Retour à l'Emploi, or PARE) in partnership with the French unemployment agency ASSEDIC, to help job-seekers find work following a training programme;
- Involvement in several initiatives targeting young people such as the "youth challenge" ("défi jeunes"), which aims to give young people without qualifications experience and professional skills in the banking industry;
- More generally, a desire to attract diverse profiles, illustrated for example by an innovative; inclusive recruitment campaign ("La Société Générale vous dit 3 fois oui", March 2006).

In 2007, Société Générale Group will continue a robust recruitment policy, to support its continued growth and increasingly international dimension.

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 120,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (over EUR 2 155 billion, 30 September, 2006) and under management (EUR 411 billion, September 30, 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 24 January 2007

Press release

Société Générale Corporate & Investment Banking creates a division dedicated to Fixed Income, Currencies and Commodities

In the context of **"Step up 2010"**, its medium term business model and growth plan, Société Générale Corporate & Investment Banking launches a **Fixed Income, Currencies and Commodities division** primarily investor focused, effective 1 January 2007.

This new division includes an integrated financial engineering approach and a strengthened flow and structured products distribution: Structuring (Engineering, Structured IR – FX, Structured Credit, Securitisation, portfolio management), Fixed Income & FX integrated flow business (Sales, Trading), Treasury, Commodities Sales & Trading, as well as Debt Research.

Marc Breillout and **Grégoire Varenne** are Heads of the division, with **Paolo Taddonio** as their Deputy and Head of this division for the Americas. Across the core activities, the following managers have been appointed:

David Coxon and Stéphane Landon, Heads of Structuring & Financial Engineering
Frederic Desclaux, Head of Distribution & Trading
Vincent Cazala, Head of Treasury
François-Xavier Saint Macary, Head of Commodities

Lars Hakanson, Head of Foreign Exchange
Jean-Baptiste Destremau, Head of Structured Interest Rates & Structured Foreign Exchange
Bertrand Fitoussi, Head of Structured Credit
Greg Medcraft, Head of Securitisation

Benoît Hubaud, Head of Credit, Fixed Income and FX Research

"With its boosted distribution capacity, our new Fixed Income, Currencies and Commodities division will meet our clients' increasingly sophisticated needs. The enhanced innovation capacity which is at the heart of our integrated structuring team ensures we will continue to develop an ever more attractive offer in Fixed Income, Currencies and Commodities products." said Marc Breillout and Gregoire Varenne.

Press contact:
Astrid Brunini Tel: + 33 1 42 13 68 71
Astrid.brunini@sgcib.com

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Melody Jeannin
Tel : +44 20 7676 68 04
melody.jeannin@sgcib.com

Astrid Brunini
Tel : + 33 1 42 13 68 71
astrid.brunini@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 576.780.702,50
552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Biographies:
Vincent Cazala

Vincent started his career in 1987 as a fund manager with Crédit Mutuel. He joined the Société Générale Group in 1990 as an options trader in Frankfurt and was appointed Head of Bond Options Trading in 1993. In 1996 he moved to London as Head of Forex and Treasury. He moved to Tokyo in 2000 as head of the bank's debt finance business in Japan. In 2003, Vincent was appointed co-head of Treasury for Europe and Asia, before becoming Head of this activity in 2004. Born in 1961, Vincent is a graduate of the Ecole Polytechnique, from the Ecole Nationale Supérieur de Télécommunications and from the University of California.

David Coxon

David started his career as a solicitor in International Finance at Linklater & Paine's in London and New York, before moving in 1987 to Paribas Capital Markets in New York as a structured finance banker. He returned to London in 1990 with Paribas as Global Head of Structured Finance. In 1996 he moved to Société Générale Corporate & Investment Banking as head of UK Financial Engineering, was promoted to Deputy Global Head of Financial Engineering in 1997 and in 2001 became global head of Tax, Debt Advisory and Hybrid Products. Born in 1957, David has an LLB from the University of Nottingham.

Frederic Desclaux

Frédéric began his career in 1984, holding a variety of trading positions with the Industrial Bank of Japan which culminated in 1989 with his appointment as Managing Director of the Bank in France. Frédéric joined the Société Générale Group in 1991 as an Equity Derivatives Structurer. In 1993, he was appointed Head of Structured Retail Products Sales, and then in 1995 became Head of Interest Rate Derivatives Sales for Europe. In 1997, he was appointed Head of Fixed Income in Tokyo and in 2000 became Global Head of Fixed Income sales. In 2004 he was appointed Co-Head of Fixed Income and Derivatives. Born in 1959, Frédéric is a graduate of the Ecole Nationale Supérieur de Télécommunications de Bretagne.

Jean-Baptiste Destremau

Jean-Baptiste began his career in 1992, joining Société Générale's Tokyo branch as a currency options trader. He moved to the bank's Singapore office in 1994 to join the exotic options trading team and in 1995 moved to Paris as Head of Foreign Exchange Options. He returned to Asia in 2003 to take up his position as head of Debt Finance in Japan. Born in 1968, Jean-Baptiste is a graduate of Ecole Nationale des Ponts et Chaussées, Paris.

Bertrand Fitoussi

Bertrand started his career at HSBC as a fund manager before joining Société Générale Corporate & Investment Banking in 1994 as an equity derivatives structurer. He was appointed Head of Interest Rate Derivatives Sales for Financial Institutions in 1997 and his responsibilities were expanded to include the rest of Europe in 1999. He became Head of Structured Credit in 2002. Born in 1964, Bertrand is a graduate of the French "Ecole Polytechnique", "Ecole des Ponts" and holds a Masters degree in Finance from Paris IX University.

Lars Hakanson

Lars joined Société Générale Corporate & Investment Banking in 1988 as a FX-FI trader, working at various times in both Paris and London. In 1995 he moved to the Czech Republic to head up the bank's local capital markets division. In 1999 he moved to Asia as Regional Treasurer for the Asia-Pacific region. He returned to London in 2004 initially as Head of the Client Management before taking up his current position as Head of Foreign Exchange. Born in 1963, Lars is a graduate of Ecole Nationale des Ponts et Chaussees and of the London School of Economics.

Benoît Hubaud

Benoît Hubaud joined the Société Générale Group in 1984 as a banking analyst. Benoît then joined the bond trading team at SGAM, before joining Société Générale Corporate & Investment Banking to launch the primary dealer activity on OAT. Later, he developed the institutional sales activity on bonds. Prior to managing the Credit Research team and creating the Rating advisory activity, he was head of bond sales. Benoit founded Société Générale's Credit Research department in 1997. He also initiated the cross asset approach which combines the results of research released by the Credit, Equity, Derivatives, Fixed income & Forex and Commodities departments. Born in 1959, Benoit holds a DESS and Masters degree in Finance from the University of Paris.

Stephane Landon

Stéphane began his career in 1986 as a management consultant. He joined Société Générale Corporate & Investment Banking in 1989 as a foreign exchange options trader, and was posted to the bank's Tokyo office in 1992. In 1997, he became Global Head of Foreign Exchange Options. In October 1999, Stéphane became acting Deputy Head of Foreign Exchange & Treasury, with a direct responsibility for foreign exchange operations. He was appointed co-head of the global Foreign Exchange and Treasury activities in October 2000 and held this position until he was appointed Co-Head of Fixed Income and Derivatives in 2004. Born in 1963, Stéphane is a graduate of the Ecole Polytechnique and of the Ecole Nationale des Ponts et Chaussées.

Greg Medcraft

Greg started his career within the Banking and Finance Group of KPMG in Australia. He joined Société Générale Corporate & Investment Banking in 1980 as Corporate Finance Analyst. In 1989, he launched the first European auto loan securitization in Europe. In 1990, he returned to Australia to establish the bank's Australian/Asian securitization group before moving to the US in 1999 to take up his current role as global Head of Securitization. Born in 1956 Greg us a chartered accountant and has a Bachelor of Commerce degree from Melbourne University. Greg is Chairman and Co-Founder of the American Securitization Forum.

François-Xavier Saint Macary

François-Xavier joined Société Générale in 1987 in currency options sales. In 1989 he moved to Sydney to set up the currency options desk and in 1991, he was named head of derivatives sales, based in Tokyo. In 1994, he is appointed Global Head of Commodities Trading in Paris. François-Xavier is based in New York since 2005. Born in 1965, François-Xavier is a graduate of the French Business School Ecole Supérieure de Commerce de Bordeaux and Escuela Superior de Administracion y Direccion de Empresas (Barcelona).

Appendix : Previous and current titles

Name	Previous title	Current title
Vincent Cazala	Head of Treasury for Europe and Asia	Head of Treasury for Europe and Asia
David Coxon	Global Head of Tax, Debt Advisory and Hybrid Products	Head of Structuring & Financial Engineering
Frederic Desclaux	Global Head of Fixed Income & Derivatives	Head of Distribution and Trading
Jean-Baptiste Destremau	Head of the bank's Debt Finance activities in Japan	Head of Structured Interest Rates & Structured Foreign Exchange
Bertrand Fitoussi	Global Head of Structured Credit	Head of Structured Credit
Lars Hakanson	Global Head of Foreign Exchange	Head of Foreign Exchange
Benoit Hubaud	Global Head of Credit, Fixed Income and FX Research	Head of Credit, Fixed Income and FX Research
Stephane Landon	Global Head of Fixed Income and Derivatives	Head of Structuring & Financial Engineering
Greg Medcraft	Global Head of Securitisation	Head of Securitisation
François-Xavier Saint Macary	Global Head of Commodities Trading	Head of Commodities Trading

---

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2155 billion, September 2006) and under management (EUR 411 billion, September 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 19 January 2007

Press Release

Société Générale Corporate & Investment Banking re-organises Global Syndicate function to support new Capital Raising and Financing Division

Société Générale Corporate & Investment Banking announces the new structure of its **Global Syndicate function** within the recently-established issuer-focused Capital Raising and Financing division.

Harnessing specific asset class expertise and aligning distribution capabilities with the new organization, the European syndicate function is to be built on three key platforms: the existing Securities Syndicate, a new Leveraged Capital Markets Syndicate function and the non-Leveraged Finance Syndicate. The syndication functions in the US, Asia and Australia will remain in a unified structure under their regional heads.

As previously announced, the Head of Global Syndicate will be **Ian Fisher**, who will be supported by **Alvaro Huete** as Deputy Head.

Terence Shanahan will head the Securities Syndicate, with global product responsibility, which will provide clients with insight and distribution for the issuance of unsecured bonds across all client segments, in addition to covered bonds, asset backed securities, CDOs, MTNs and project finance bonds. **Marie-Ange Carrere** will be his Deputy.

Stephen Swift will Head the Loan Syndicate, with **Damien Lamoril** as his Deputy. Damien will head the non-leveraged activity, handling issuance of Structured Finance, Emerging Markets and Flow transactions.

Stephen will also have joint responsibility alongside Terence Shanahan for the newly created Leveraged Capital Markets Syndicate, headed by **Tanneguy de Carné**, which will deliver structuring and distribution capabilities for leveraged loans, second liens, mezzanine, PIK instruments and high yield bonds.

The Loan Sales Team will form part of the Fixed Income, Currencies and Commodities Division.

"The enhanced Global Syndicate function will offer a closer integration between products and asset classes, for our clients this approach will provide optimal capital and structuring for their transactions" said Ian Fisher, Global Head of Syndication.

Press contact:

Astrid Brunini + 33 1 42 13 68 71
astrid.brunini@sgcib.com

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2155 billion, September 2006) and under management (EUR 411 billion, September 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 19 January 2007

Press Release

Société Générale Corporate & Investment Banking delivers a leading performance in 2006 in Euro Capital Markets, Derivatives and Structured Finance

Société Générale Corporate & Investment Banking has delivered an outstanding performance throughout 2006, confirming its leading position in its three key areas of expertise: **Euro Capital Markets, Structured Finance** and **Derivatives.**

This performance reflects the impressive results of the bank's profitable growth strategy combined with its solution-driven business approach across asset classes and client segments.

The bank received the prestigious overall **Best Bank** and also **Best Bank in France** awards from ***Euromoney*** in 2006.

- Société Générale Corporate & Investment Banking confirmed in 2006 the **Euro Capital Markets** leadership which it has established over the past 3 years.

In euro **debt** capital markets, Société Générale Corporate & Investment Banking ranks among the top players, with highlights including:
5 for all International Euro-denominated bonds
2 for all Euro-denominated corporate bonds
2 for all Euro-denominated sovereign bonds
5 for all Euro-denominated bonds for financial institutions
3 for Global Securitisation in Euros

Source: Thomson Financial as at 31/12/06

In euro **equity** capital markets the team has had an active year, including acting as global coordinator for Vinci's Eur 2.5 Bn capital increase to refinance part of the ASF acquisition debt.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Astrid Brunini
Tel : +33 1 42 13 68 71
astrid.brunini@sgcib.com

Melody Jeannin
Tel : +33 1 58 98 07 82
melody.jeannin@sgcib.com

Société Générale **Cross Asset Research** continues to be recognised in the market. The bank is ranked as #1 in French equity research for the third year in a row, and is continuing its progression on a pan European basis:

1 Research and Sales on French Equities by Thomson Extel
1 Research and Sales on French Small Caps by Thomson Extel
8 Research on Pan-European Equities by Thomson Extel
5 for Credit Research by Euromoney

Société Générale Corporate & Investment Banking had a strong year in **Mergers and Acquisitions**. Societe Generale Corporate & Investment Banking has confirmed its prominent role in advising French companies on their M&A transactions with a number of high profile mandates, including advising the New York Stock Exchange in its merger with Euronext, Mittal Steel on its bid for Arcelor, Alcatel on its merger with Lucent Technologies and Gaz de France on its merger with Suez. In addition, Société Générale Corporate & Investment Banking advised a large number of Private Equity Houses in deals such as Eurazeo on Europcar and Wendel on Materis.

- In **Derivatives**, Société Générale Corporate & Investment Banking maintained its leadership.

The equity Derivatives team confirmed its uncontested leading position in 2006, winning **Equity Derivatives House of the Year** awards from Risk Magazine, The Banker, Structured Product and for the third consecutive year from IFR, as well as **Best Equity Derivatives Provider in Europe, Asia and North America** from Global Finance.

On the energy and commodities derivatives side, the bank was named **Energy/Commodities Derivatives House of the Year 2006** by **Asia Risk** and identified as #1 for Commodities Structured Products for Corporates by EnergyRisk. In addition, the bank's joint venture with Gaz de France, Gaselys, was awarded a gold award for Energy Risk Management and a Silver Award in Energy Trading in the Energy Business awards 2006.

In 2006, the bank created ORBEO with Rhodia Energy Services the first joint-venture utilizing the expertise and trading scale of a major investment bank with the Certified Emission Reduction (CER) supply of a global industrial company. As a result, Société Générale won a gold award in the Energy in Business awards in December 2006 for Excellence in Emissions markets.

- In **Structured Finance**, 2006 has proved a dynamic and trend-setting year at Société Générale Corporate & Investment Banking.

Dealogic ranks the bank as:
1 Mandated arranger of global trade finance loans backed by Export Credit Agencies
4 EMEA Shipping Mandated Arrangers 2006
5 EMEA Shipping Bookrunners

Having been awarded **Best Export Finance Arranger** by ***Trade Finance*** in 2006, Société Générale has now won the award for 5 consecutive years and is the only bank to have been in the top 3 every year since the award's creation in 1995.
Project Finance International awarded Société Générale **Global Bank of the Year, Americas Bank of the Year** and **Asia Bank of the Year** for project finance.

Jean-Pierre Mustier, Chief Executive Officer of Société Générale Corporate & Investment Banking comments:

"This impressive performance in league tables, awards and transactions demonstrates the success of the bank's strategy to date and our growing client franchise. We are on track to go on gaining market share, developing further our activities and pushing our growth strategy one step further across asset classes and client segments through our Step Up 2010 initiative."

Highlights of Société Générale Corporate & Investment Banking's 2006 rankings and awards are available in the Awards and Rankings section on www.sgcib.com .

(Sources: EXTEL, Risk Magazine, Risk Spain, Dealogic, Energy Risk Magazine, Trade Finance, Project Finance International, Euromoney)

Press contact:

Société Générale Corporate & Investment Banking

Astrid Brunini
Tel : + 33 1 42 13 68 71
astrid.brunini@sgcib.com

SOCIETE GENERALE

Press release

Paris, 17 January 2007

Société Générale moves ahead with its plan to enhance its organization

The Group planned re-organization announced on 27 September 2006 is now entering the staff council consultation phase. The project, submitted on 15 January, would be implemented during the first half of 2007 subject to the results of the consultations.

The aim of the project is to adapt the Group's structure to a new phase of development, while continuing to emphasize the principles of coherence and subsidiarity. *"Given the significant expansion of our Retail Banking Outside France and Specialized Financial Services businesses, it has become important to adapt their organization to pursue their development. The Group as a whole must continue to improve its efficiency, by pooling resources and synergies across businesses,"* said Daniel Bouton, Chairman and CEO of Société Générale.

Société Générale's Retail Banking activities

The retail banking activities of Société Générale (previously housed in a single global business line with common support services) would be divided in three distinct entities with their own specific resources and organization necessary to pursue their development. The three entities are retail banking in France, international retail banking and specialized financial services.

- Société Générale France Retail Banking, headed by **Jean-François Sammarcelli**, would consist of a distribution network department, a sales & marketing department and a payment services department.
  It would have its own support function teams necessary to further its development, including its IT, HR and finance departments and a general secretary.

- Retail Banking Outside France and Specialized Financial Services would each have dedicated support functions (human resources, IT and finance) providing greater autonomy to improve their reactivity and development.

PRESS SERVICE

Hélène AGABRIEL
+33 (0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Mireille MOURTADA
+33 (0)1 42 14 58 19

Laura SCHALK
+33 (0)1 42 14 52 86
Carole THILLOU
+33 (0)1 42 14 02 17
Assistant: 01 42 14 49 48
Fax: +33 (0)1 42 14 28 98

SOCIETE GENERALE
COMM/PRS
75886 PARIS CEDEX 18
www.socgen.com

A French corporation with a share capital of
EUR 576,285,895
552 120 222 RCS PARIS

SOCIETE GENERALE

Project organization chart


PRESIDENCY
SOCIETE GENERALE RETAIL BANKING IN FRANCE
CREDIT DU NORD
RETAIL BANKING OUTSIDE FRANCE
SPECIALIZED FINANCIAL SERVICES
CORPORATE & INVESTMENT BANKING
GLOBAL INVESTMENT MANAGEMENT & SERVICES
RISK DIVISION
FINANCE AND DEVELOPMENT DIVISION
CORPORATE SECRETARY
HUMAN RESOURCES DIVISION
CORPORATE RESOURCES DIVISION
COMMUNICATION DIVISION

SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 16 January 2007

Press Release

Société Générale Corporate & Investment Banking creates an issuer-focused division as part of its 'Step up 2010' business model

In the context of **"Step up 2010"**, its medium-term business model and growth plan, Société Générale Corporate & Investment Banking creates a fully issuer-focused division across the equity-debt continuum, effective 1 January 2007.

The **Capital Raising and Financing division** comprises Capital Market activities (ECM, DCM, Strategic Acquisition Finance, Leveraged & Media Telecom), Structured Finance activities (Export, Infrastructure & Asset-based, Natural Resources, and Real Estate Finance), Hedging (Interest Rate and FX derivatives) and Syndication.

The Capital Raising and Financing division is headed by **Jean-Luc Parer** and **Olivier Khayat.** Within the division, the following managers have been appointed across its core activities:

Capital Raising
Michel Cohen, as Global Head of Equity Capital Markets
Jean-François Mazaud, as Global Head of Debt Capital Markets
Jean-Marc Giraud, as Global Head of Strategic and Acquisition Finance
René de Laigue and **Patrick Ménard,** as Global Heads of Leveraged & Media Telecom Finance

Hedging
Inés de Dinechin as Global Head of Interest Rates & Foreign Exchange Derivatives

Structured Financing
Frederic Genet, as Global Head of Export Finance
Bertrand Descours, as Global Head of Real Estate & Lodging Finance
Matthew Vickerstaff, as Global Head of Infrastructure & Asset-Based Finance
Denis Childs and **Pierre Palmieri** as Global Heads of Natural Resources and Energy Financing

Ian Fisher, as Global Head of Syndication

Antoine Bostsarron will head the Financial Institutions Market Segment
Jean-Claude Petard will head the Sovereign & Public Sector Market Segment
Jean-Marc Giraud will also head the Corporate Investment Grade Market Segment
René de Laigue will also head the Non Investment Grade Market Segment

"Capitalising on our three areas of excellence: capital markets in euro, structured finance and derivatives, we aim with this new division to deliver to corporates, financial institutions, sovereigns, funds and insurance companies a completely integrated offer in the realm of capital raising, hedging and tailored financing across asset classes." said Olivier Khayat and Jean-Luc Parer, Heads of the division. "Our capacity to innovate coupled with the franchises we have built over time put us in a good position to capture growth and further gain market share" they added.

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Melody Jeannin
Tel : +44 20 7676 68 04
melody.jeannin@sgcib.com

Astrid Brunini
Tel: + 33 1 42 13 68 71
astrid.brunini@sgcib.com

Press contact:

Sophie Hoggarth + 44 20 76 76 68 01
Sophie.hoggarth@sgcib.com

Biographies:

Antoine Bostsarron

Antoine Bostsarron began his career in 1985 within Société Générale's Inspection department. From 1992, he worked within the Syndicated Loan and Financial Engineering division. In 1999, he was appointed Head of the Financial Engineering department for the Americas (Securitisation, Asset Finance and Financial Engineering), based in New York. He returned to Europe in 2001 where he successively held the positions of Head of Business Development, and Deputy Head of Debt Syndication within the Capital Market department in London. In 2004, he was appointed Head of Marketing of the Corporate and Institutions Division. Antoine Bostsarron graduated from HEC.

Michel Cohen

Michel Cohen began his career at the Ministry of Industry, before joining the mergers and acquisitions team of Indosuez in 1993. He then became a Senior Banker at Crédit Agricole Indosuez, before being appointed Managing Director, Global Corporate Finance at Deutsche Bank. In 2003, he joined Société Générale Corporate & Investment Banking as a Senior Banker, responsible for a portfolio of large corporate clients. Michel Cohen graduated from Ecole Polytechnique and the Corps des Mines.

Denis Childs

Denis Childs began his career at the Société Générale group in 1978 when he joined the French Retail Banking network. In 1981 he moved to the corporate and investment bank as part of the Export Finance team where he created new areas of business and became co-head. In 1993 he was appointed Head of the International Branch and in 1996 he created the bank's worldwide commodity and trade finance business line. Denis holds a Bachelor of Law and an MBA in banking management.

Inès de Dinechin

Inès de Dinechin joined Société Générale Corporate & Investment Banking in 1991 covering French clients. In charge of the Corporates derivatives sector in 1994, she then went on to head the French liability management team covering Corporates, Financial Institutions and Municipalities in 1996. In 1999, she was given additional responsibility for the Fixed Income dealing room in Frankfurt for a year before being appointed Head of Fixed Income Derivatives Sales and Risk Management for Issuers in 2000. She has co-managed the Interest Rates Financial Engineering team from 2002 to 2004. Inès has a degree in Economics (Paris IX- Dauphine) and a Market Finance MBA (IEP Paris).

Bertrand Descours

Bertrand Descours joined Société Générale in 1971. After 8 years in different branches in France, he joined the international network in 1979, holding executive positions in Frankfurt and London. He was then appointed Senior Relationship Manager of the Paris-Opera Corporates branch and moved to the Corporate Finance Division as Deputy Head of the Agro-Food and Retail Department in charge of coverage for large customers in these sectors. His involvement in Société Générale Corporate & Investment Banking Real Estate began in 1996 when he set up the Real Estate Structured Finance department. Bertrand Descours, is Global Head of Real estate & Lodging Finance since 2001.

Ian Fisher

After qualifying as a solicitor Ian Fisher spent several years in private practice before embarking on a career in banking at Credit Lyonnais UK where he was appointed UK Legal Adviser. Prior to joining Société Générale Corporate & Investment Banking, Ian spent 9 years with Citibank Europe, where he held various positions in the capital markets division, including Head of the Loan Syndicate Deal Management Team. Ian Fisher joined Société Générale Corporate & Investment Banking in April 1996 as Global Head of Loan Syndicate. In 2001, following the merger of Société Générale Corporate & Investment Banking's Debt Capital Markets and Financing divisions, he was given responsibility for Global Debt Syndicate covering loans, bonds and asset-backed securities. Ian attended Nottingham University where he studied law and gained an LLB (Hon).

Frederic Genet

Frederic joined the Société Générale Group in 1978 as an inspector within the bank's "Inspection Générale" team. He went on to hold positions as Deputy Managing Director and Managing Director in a number of the group's larger French Network branches. In late 1990, he became Deputy General Manager of the bank's French leasing activities and in 1991 he took up his role as Head of the Special Operations Division focusing on large and tailor made financings for any kind of assets on French or cross border basis. He has a degree in Economy with money and financing specialization.

Jean-Marc Giraud

Jean-Marc Giraud started his career at the OECD as a consultant in 1980. In 1982 he joined Société Générale in the "Inspection Générale" division. He joined Société Générale Corporate & Investment Banking in 1989 as Deputy Head of Real Estate Financing and Marketing and Head of Hotel Leisure and Transportation coverage. He has held the position of Head of Strategic and Acquisition Finance since 1997. Jean-Marc has a PhD in Economics.

René de Laigue

René de Laigue has 31 years of Corporate and Investment Banking experience at Société Générale including: 9 years in Leveraged Finance as Head of the European business line and 18 years of International Banking in the UK, Canada and the US. He holds a Master of Arts in Law and attended the Simon Fraser University, Vancouver, B.C. Canada.

Jean-François Mazaud

Jean-Francois began his career in 1991 as a vice president at Indosuez Airfinance, working in Paris and subsequently in Tokyo. He joined Société Générale in 1993 as a vice president of Equity Capital Markets, advising French corporates on fund raising transactions and taking part in the French government's privatisation program. In 1997, he was made a director of Equity Financing and placed in charge of UK origination. From 1998 to 2004, he was Head of Equity Linked Origination. From September 2004 to December 2006, Jean-François Mazaud was Head of Debt Capital Markets Origination. Jean-Francois has a Master's degree in Corporate Finance from the Lyon Graduate School of Management, graduated from ESC Bordeaux and attended Strathclyde University, Glasgow.

Patrick Ménard

Patrick Menard was previously Head of Media and Telecoms finance and a member of the Investment Banking General management at Paribas. His career at Paribas also included a period as Head of Commercial Banking in Italy and three years as Head of the Los Angeles Office. Patrick joined Société Générale Corporate & Investment Banking in 2000 as Global Head of Media & Telecoms before being appointed to his current role. Patrick is a graduate of the ESSEC business school.

Pierre Palmieri

Pierre Palmieri began his career at Société Générale Corporate & Investment Banking in 1987, holding a variety of financing positions in the International Division including Export Finance. In 1994 he joined the Commodities Finance team and was appointed Global Head of Structured Commodities finance in 2001. His responsibilities were broadened in 2003 to include the mining sector and again in 2005 to include trade finance activities. Pierre is a graduate of Ecole Superieure de Commerce in Tours.

Jean-Claude Petard

Jean6Claude Petard joined Société Générale in 1989 as Convertible Bond Trader. In 1992, he was appointed Head of Equity-Linked Origination. In 1998, he was appointed Global Head of the Equity-Linked department (Origination, Research and Sales and Trading). In 2001, he was appointed head of European Equities Trading and in 2002 Head of European Equities Sales and Trading department. In 2003, he was subsequently appointed Global Head of Equity Capital Markets. Born in 1967, Jean-Claude graduated from Ecole Supérieure de Commerce, Lyon.

Matthew Vickerstaff

Matthew started his career at Hambros Bank in London holding positions in a number of structured finance departments including Asset Finance. In 1994 he moved to Project Finance with Hambros Bank before moving to Canada with Hambros, and subsequently Société Générale in 1998 in order to head up the Americas infrastructure business. He returned to London in 1999 as Global Head of Infrastructure and Environment and in 2003 took up the position of Head of Project Finance for the EMEA region. Matthew has a Masters Degree from Cambridge University.

Appendix: current and previous titles

Name	Previous title	Current title
Antoine Bostsarron	Head of Marketing, Corporate and Institutions Division	Head of the Financial Institutions Market Segment
Denis Childs	Head of Mining, Commodities and Trade Finance	Global Head of Natural Resources and Energy Financing
Michel Cohen	Senior Banker	Global Head of Equity Capital Markets
Bertrand Descours	Head of Real Estate business development and structured finance	Global Head of Real estate & Lodging Finance
Inès de Dinechin	European Head of Fixed Income Derivatives Sales and Risk Management for Issuers	Global Head of Interest Rate and FX Derivatives
Ian Fisher	Global Head of Debt Syndication	Global Head of Syndication
Frederic Genet	Global Head of Export Finance	Global Head of Export Finance
Jean-Marc Giraud	Global Head of Strategic and Acquisition Finance	Global Head of Strategic and Acquisition Finance
René de Laigue	Global Head of Leverage & Acquisition Finance	Global Head of Leveraged & Media Telecom Finance
Jean-François Mazaud	Head of Debt Capital Markets Origination for Corporates	Global Head of Debt Capital Markets
Patrick Ménard	Head of Media and Telecom sector	Global Head of Leveraged & Media Telecom Finance
Pierre Palmieri	Global Head of Mining & Structured Commodities Finance	Global head of Natural Resources and Energy Financing
Jean-Claude Petard	Global Head of Equity Capital Markets	Head of the Sovereign & Public Sector Market Segment
Matthew Vickerstaff	Head of Project Finance for the EMEA region	Global Head of Infrastructure & Asset-Based Finance

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 9 January 2007

Press Release

Société Générale Corporate & Investment Banking strengthens its Executive Committee in the context of its 'Step up 2010' business model

Société Générale Corporate & Investment Banking announces today it is implementing **"Step up 2010"**, its enhanced business model dedicated to further the firm's client and solution-driven business approach across asset classes and client segments. In this context, the bank reinforces its Executive Committee through the following appointments effective 1 January 2007.

Jean-Pierre Mustier, Chief Executive of the Corporate & Investment Bank, will be supported by two deputy Chief Executives, **Patrick Soulard** and **Christophe Mianne**.

Christophe Mianne will also head together with **Luc Francois** the new Global Equities and Derivatives Solutions Division.

Thierry Aulagnon and **Benoit Ottenwaelter** will head the Corporates, Institutions and Advisory Division.

Olivier Khayat and **Jean-Luc Parer** will head the new Capital Raising and Financing Division.

Marc Breillout and **Gregoire Varenne** will head the new Fixed Income, Currencies and Commodities Division, with **Paolo Taddonio** as their deputy.

Jean-Pierre Lesage will head the Resources division with **François Boucher** as his deputy.

Jean-Jacques Ogier will continue to head SG Americas.

Diony Lebot, Head of Coverage, Europe, within the Corporates, Institutions and Advisory Division will join the Executive Committee.

Laetitia Maurel, Head of Communication, and **Robert Potter**, Head of Human Resources will also participate in the Executive Committee.

"We want to align ourselves fully with the way our clients develop their activities as well as to develop further our homegrown talent" commented Jean-Pierre Mustier, CEO, Société Générale Corporate & Investment Banking. "This lays the foundation for future growth and ensures that we are well positioned to outperform the industry in all economic and market conditions".

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING

Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 576 285 895

552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Press contact:

Melody Jeannin Tel : + 44 20 7676 6804
melody.jeannin@sgcib.com

Biographies:

Thierry Aulagnon
Between 1975 and 1996, Thierry held several positions in the French Ministry of Treasury including Alternate Executive Director for France at the International Monetary Fund, Advisor to the Cabinet of the Minister of Economy, Finances & Budget, Deputy Director of the Treasury for banking affairs and public debt management, Head of the State Holdings Department and Chief Adviser to the Minister of Economy & Finance. In 1996 he became a managing director of the GAN. Thierry joined Société Générale Corporate & Investment Banking in 2000 as Senior Banker with responsibility for global relations with a number of large companies, governments and supranationals. He was appointed Head of Investment Banking in 2003. Thierry is a graduate of the National School for Administration (Ecole Nationale d'Administration).

François Boucher
Francois began his career at Crédit Lyonnais and joined Société Générale in 1984 as an IT project manager. He moved to the Capital Markets Division in 1988 where he held a number of management positions in information systems and back offices. He was appointed Head of Capital Market Back Offices in 1995, and Head of Operations in 1997. In 2001 he was appointed Global Chief Information Officer. Francois is a graduate of the Paris ecole des Hautes Etudes Commerciales (HEC).

Marc Breillout
Marc joined the Société Générale Group in 1978 and held various positions within the retail bank before moving to the management team of the development department as head of the treasury division in 1987. In 1993, Marc joined Fimat International Banque SA as Managing Director. Based in New York from 1997 to 2001, he became chairman of Fimat in 1999. In 2002, he was appointed Manager of Operations for Société Générale Corporate and Investment Banking and in 2003 he took up responsibility for the debt finance business. Marc is a graduate of the HEC business school.

Luc Francois
Luc has been with the Société Générale Group since 1988, when he started out working as a trader for Delahaye Generale Options. He subsequently held various trading positions in the US and Paris, before being appointed Head of Trading and Arbitrage for French Equity Derivatives activities in Paris in 1993. He later moved to Tokyo to work as Head of Asian equity derivatives and in 1997 returned to Paris to take up the role of Head of Trading. In 1999 he was appointed Deputy Head of Equity Derivatives Division. Luc is a graduate of ESE (Ecole Supérieur d'Electricité).

Olivier Khayat
Olivier began his career in 1988 at CCF where he spent time as head of syndication, head of money markets trading and head of credit markets. In 1998 he joined Caisse des Dépôts & Consignation Marchés as co-head of the credit markets. Olivier joined Société Générale Corporate & Investment Banking in 2000 as head of the bank's debt capital markets group with responsibility for the bank's integrated platform covering origination, structuring and syndication for the entire range of debt capital market products and services (bonds, loans, securitisation, structured credit, debt advisory and rating advisory). Olivier is a graduate of the French Ecole Polytechnique and the French Ecole Nationale de la Statistique et de l'Administration Economique.

Diony Lebot
Diony joined Société Générale in 1986 and has spent most of her career in the bank's structured finance businesses. In 1997 she was appointed Deputy Head of the Financial Engineering department, covering securitization, financial engineering and leading) before being appointed Global Head of Asset Finance in 2001 and then Head of the European Commercial Division in September 2004. Diony graduated from the University of Paris, and holds a DESS in Finance and Tax.

Jean-Pierre Lesage
Jean-Pierre started his career, in 1976, at the French Ministry of Industry and then the French Ministry of Transportation. He joined Société Générale in 1985 in the Finance and Development Division. In 1987 he moved to the Capital Market Division to become Deputy Head of the equity and advisory business where he stayed until he was appointed Head of Corporate Strategy in 1991. In 1995 he moved to the Corporate & Investment Bank as Deputy Head of Corporates and Institutions and then in 1998 became the head of European Commercial Division. In 2000 he was appointed Head of Marketing & Strategy and in 2002, he took up position as Chief Financial Officer. Jean-Pierre is a graduate of the Ecole Polytechnique, the Ecole Nationale des Ponts et Chaussées and the Institut d'Etudes Politiques de Paris.

Christophe Mianné
Christophe joined Société Genérale Corporate & Investment Banking in 1988 in the sales department of the derivatives

group and was later the Head of Financial Engineering until 1992 when he was appointed Head of Sales & Marketing for Equity Derivatives. In 1996 he became Deputy Head of the division and was appointed Global Head of Equity Derivatives in 1999. Christophe Mianné has been a member of the Group Management Committee of Société Génerale since July 2001and is also the Chairman of the Supervisory Board of Lyxor Asset Management. Christophe is a graduate of the Ecole Centrale de Paris.

Jean-Jacques Ogier
Jean-Jacques joined Société Générale in 1972 in the General Inspection department. After management positions in Morocco, Hong Kong and New York, where he served as Deputy General Manager of Société Générale USA from 1991 to 1995, he was named Deputy Head of Group Strategy and Financial Development. In January 1998, he became Head of Retail Banking in France for Société Générale and was appointed to his current position in 2005. Jean-Jacques Ogier holds a degree from the Institut d'Etudes Politiques (Grenoble) and a Masters in public law.

Benoît Ottenwaelter
Benoît began his career with the Société Générale group in 1988 as Head of Back Office Capital Markets in Paris. In 1991, he moved to Société Générale Strauss Turnbull in London as Head of Equity Derivatives, a position he held until 1994 when he returned to Pars as head of the bank's treasury, foreign exchange and FX options business. In 1999, he became Deputy Head, then Global Head of Debt, Currencies & Commodities until 2004 when he was appointed Deputy Head of Corporates & Institutions. Benoît is a graduate of the French Ecole Polytechnique and the French Ecole Nationale de la Statistique et de l'Administration Economique (ENSAE).

Jean-Luc Parer
Jean-Luc began his career in 1981 within Société Générale's Inspection department. He then joined Société Générale Corporate & Investment Banking 1991 as Head of Structured Finance. In 2001 he was involved in setting up the debt finance business and in 2003 he became responsible for supervising the bank's Debt Capital Markets activities. He was appointed Deputy Global Head of Debt Finance at Société Générale Corporate & Investment Banking in 2005. Jean-Luc is a graduate of HEC and has a Masters in Law.

Patrick Soulard
Patrick began his career in 1977 in the French senior civil service in the Ministry of Economy and Finance. Remaining focused on economic affairs, he later worked for the Ministry of Planning, the EEC Commission in Brussels, the National Assembly in Paris as well as spending time on the personal staff of the French Prime Minister. In 1986, Patrick joined Banque Nationale of Paris (BNP), becoming a member of the managing board in 1993. At BNP he was responsible for the corporate finance, equity and industrial division. He was also Vice Chairman and CEO of BANEXI, the merchant bank of the BNP Group. Patrick joined Société Générale in 1996 as a senior banker. In 1999 he became Responsible of the Global Investment Banking Division and took responsibility in 2003 for the Corporates and Financial Institutions Division. Patrick is a graduate of the Institut d'Etudes Politiques in Paris and the Ecole Nationale d'Administration in Paris and holds a degree in Econometrics.

Paolo Taddonio
Paolo joined Société Générale Corporate & Investment Banking in 1988 as a currency swaps trader. He then took time out to do an MBA before joining Salomon in London in the government bonds division and then returned to Société Générale to set up a gilts market making business. In 1997 he became head of the bank's treasury activities and then returned to London in 2001 as co-head of the foreign exchange and treasury business. In 2004 he moved to New York to take up the position of Head of Debt Finance in the Americas. Paolo is a graduate of the French Ecole Polytechnique and has an MBA from INSEAD.

Gregoire Varenne
Grégoire has been with the Société Générale Group since 1988 when he joined the company as a currency options trader. He worked in FX options in both Paris and Tokyo, ultimately being given responsibility for FX Options in Asia, a position he held until the end of 1991. From 1992 until the end of 1999, Grégoire moved from FX Options to cover Equity Derivatives in Paris, then in London and finally in Tokyo from 1997-1999 where he was responsible for Equity Derivatives in Asia. In 2000 Grégoire was appointed Global Head of Interest Rate Products and in July 2004 he was promoted to Head of Fixed Income & Derivatives, Commodities and Treasury for Europe and Asia. Grégoire is a graduate of the French School of Engineers, the "Ecole des Mines de Paris".

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.

Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 155 billion, September 2006) and under management (EUR 411 billion, September 2006).

Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SOCIETE GENERALE
Corporate & Investment Banking

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE
Corporate & Investment Banking

London, Paris 18 September 2006

Press Release

Société Générale Corporate & Investment Banking plans step-up of business model for future growth

Société Générale Corporate & Investment Banking plans to drive its business model one step further in order to consolidate a client and solution-driven business approach across asset classes and by client segment. Entitled **"Step up 2010"**, this **project** would be implemented early in 2007, subject to the consultation with worker councils.

The target business model would be built on:

- A **client coverage division** offering all of the bank's services, and now integrating the M&A advisory team and Financial Sponsor Coverage team.

- Three **newly created Business Solutions divisions**:

  1. An issuer-focused integrated Capital Raising and Financing division offering product expertise across the equity-debt continuum. It would include Capital Market activities (ECM, DCM, Strategic Acquisition Finance, Leverage & Non-investment grade Finance), Structured Finance (export, infrastructure & asset-based, natural resources, and real estate finance), and Hedging (interest rate and FX derivatives).

  2. An investor-focused Fixed Income, Currencies and Commodities division combining integrated engineering capabilities and a sales force ensuring seamless distribution of both flow and structured products. It would comprise Structuring (Engineering, structured IR – FX and Credit products, Securitization, portfolio management); and fixed income and FX Sales and Trading, treasury activities and commodities products.

  3. An investor-focused Global Equities and Derivatives Solutions division regrouping cash equity sales & research and equity derivatives, while preserving the independence of research.

- Management of all resource functions by a global Chief Operating Officer.

"We are convinced that the new target organisation will fully align Société Générale Corporate & Investment Banking with the way our clients think and grow their business" commented Jean-Pierre Mustier, CEO, Société Générale Corporate & Investment Banking. "Retaining our strategy, but further boosting our business model, is designed to anticipate client and market trends such as issuers looking for more integrated solutions, investors looking for improved service and innovation, and increased disintermediation," he added, "it will ensure that we are well positioned to outperform in all economic and market conditions".

SOCIETE GENERALE
PRESS RELATIONS

Stephanie Carson-Parker
Tel: 331 42 14 95 77
stephanie.carson-parker@socgen.com

SOCIETE GENERALE
CORPORATE & INVESTMENT BANKING
Michelle Gathercole
Tel : +44 20 7676 6771
Michelle.Gathercole@sgcib.com

Sophie Hoggarth
Tel : +44 20 7676 6801
Sophie.Hoggarth@sgcib.com

SOCIETE GENERALE
A French corporation with share capital of EUR 550,781,598.75
552 120 222 RCS PARIS

SOCIETE GENERALE
Corporate & Investment Banking

Société Générale Corporate & Investment Banking has achieved one of the best combinations of growth and profitability in the eurozone over the past years, underpinned by its core strength in euro capital markets, derivatives and structured finance. Société Générale Corporate & Investment Banking has for objective with this project to build on this momentum and capture future growth.

Press contact:

Melody Jeannin
Tel : + 33 1 58 98 02 87
melody.jeannin@sgcib.com
Société Générale Corporate & Investment Banking

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 20 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1 516 billion, June 2006) and under management (EUR 397,2 billion, June 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

Société Générale Corporate & Investment Banking
Present in over 45 countries across Europe, the Americas and Asia, Société Générale Corporate & Investment Banking is the bank of reference for:

- Euro capital markets. A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- Derivatives. Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- Structured finance. A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, Société Générale Corporate & Investment Banking provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SOCIETE GENERALE

CALYON
CORPORATE AND INVESTMENT BANK

Press release

Paris, 8 January 2007

Société Générale and Calyon plan to merge their brokerage activities currently carried out by Fimat and Calyon Financial

Société Générale and Calyon have entered into exclusive negotiations regarding a possible merger of their brokerage activities, currently carried out by Fimat and Calyon Financial respectively.

The newly formed entity would be a world leader in execution and clearing of listed financial futures and options (potentially number 3 in the US in particular)[1]. This combined group would provide access to more than 70 derivatives exchanges to an international base of institutional clients. It would also be a major player in interdealer brokerage of OTC derivatives and securities, as well as offering prime brokerage services.

The combination of both parties' customer base, as well as their respective products and services, would ensure the new group's competitiveness in the coming years and create a strong potential for cross-selling.

The proposed new group would be controlled equally by Société Générale and Calyon, with headquarters located in Paris.

The two groups will enter into a mutual due-diligence process with a view to sign a definitive agreement. Business objectives for the newly created group would be communicated at the time of signing of the definitive agreement. The project will be subject to a consultation of employee representatives.

Press contacts:

Société Générale : Laura Schalk, laura.schalk@socgen.com, tel +33 1 42 14 52 86
Calyon : Bertrand Hugonet, bertrand.hugonet@calyon.com, tel +33 1 41 89 30 44

[1] Ranking based on *customer segregated funds on US markets and customer amounts required on foreign markets* as of 31/10/2006 (Source Commodity Futures Trading Commission).

Fimat

Fimat refers to all companies or divisions of companies wholly-owned directly or indirectly by Société Générale that include the "Fimat" name. Fimat has over 1 900 employees over 26 financial marketplaces and is a member of 44 derivatives exchanges and 19 stock exchanges around the world. The Group has developed a global brokerage platform which offers value-added execution and clearing services on multi-asset products to its clients as well as prime brokerage activities. Based on the first 9 months of 2006, Fimat achieved a worldwide market share of 6.4% on the main derivatives exchanges for which the company or its subsidiaries are members.

Calyon Financial

Calyon Financial offers the capacity to their institutional clients, to intervene on over 60 financial and commodities markets, and proposes a number of real time electronic negotiating systems in addition to STP (Straight through processing) solutions integrating the front, back and middle offices. Calyon Financial's teams consist of more than 900 employees across 16 offices located in the world largest financial centers. Calyon Financial is a wholly owned subsidiary of Calyon S.A, Corporate & Investment Bank of Credit Agricole group.

SOCIETE GENERALE

Press release

Paris, 4 January 2007

Société Générale acquires over 70% of Mobiasbanca, one of the leading banks in Moldova

Société Générale has acquired 70.57% of **Mobiasbanca** for EUR 18.4 million during a public offering. The acquisition will be finalized in the following days, upon completion of the transaction on the Chisinau stock exchange. Société Générale is confident that Mobiasbanca will operate according to rules of business conduct compatible with those of the Group.

Moldova, an independent republic since 1991, has a buoyant economy with a real GDP growth of 7.5% in 2005. The banking sector, which has benefited from the country's economic development, posted excellent performances in 2005, notably in loans (+25%) and deposits (+45%) and demonstrates strong development potential. Macroeconomic indicators for 2006 are in line with these positive trends. Furthermore, Romania's entry in the European Union has positioned Moldova on Europe's doorsteps.

Founded in 1990, Mobiasbanca is the leading network in the capital, Chisinau, and the third banking network in Moldova, with 63 branches and 505 staff. The leader in consumer loans with 20% market share, Mobiasbanca offers products and services to over 47,000 individual customers and 6,000 business customers of which 5,700 are small and medium sized companies. Thanks to its dynamism and solid customer base, Mobiasbanca posted a significant increase in activity in 2005.

This acquisition strengthens Société Générale's position as a major player in Central and Eastern Europe, where the Group has a strong presence with over 1,450 branches and 4.7 million individual customers.

Jean-Louis Mattei, Director of International Retail Banking, said "Mobiasbanca will quickly benefit from intra-group synergies accelerating its development. By bringing to Mobiasbanca financial solidity, expertise in universal banking and in developing new products and services, the Société Générale group will build on Mobiasbanca's strengths, notably its brand awareness, the depth of its retail network and the high quality of its management team."

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 155 billion, September 2006) and under management (EUR 411 billion, September 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SERVICE DE PRESSE
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
Société Anonyme au capital
de 576.285 895 EUR
552 120 222 RCS PARIS

SOCIETE GENERALE

Press release

Paris, 05 December 2006

Société Générale once again named « Bank of the year in France» by *The Banker*

Société Générale has been named, for the second consecutive year, « Bank of the year in France », by *The Banker* in its annual « Country's Awards» for Excellence. This award highlights the strength of Société Générale in its domestic market and abroad, as well as the efforts that it has made in enhancing and promoting the banking system in France and the leadership qualities demonstrated by the management board.

According to *The Banker*, "With its fantastic results and its targeted acquisition campaign, Société Générale once again leads the French market. Net profits were up by 35.5%, ROE reached 25.3% and expansion in businesses identified as growth drivers strengthened the bank's position in high-potential markets and enhanced coverage and products to the bank's individual and corporate clients".

"We are pleased and proud to have once again been named France's "Bank of the Year" by *The Banker*. This honour recognizes the dedication and rigour of our teams as well as the success of our profitable growth strategy", said Daniel Bouton, CEO Société Générale.

* *The Banker is the world's oldest international banking magazine. The December 'Awards' edition of 'The Banker' magazine is a showcase of international banking excellence.*

Société Générale
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs more than 103,000 people worldwide in three key businesses:
- Retail Banking & Financial Services: Société Générale serves more than 21 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 2 155 billion, September 2006) and under management (EUR 411 billion, September 2006).
- Corporate & Investment Banking: Société Générale ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the five major socially-responsible investment indexes.
www.socgen.com

SERVICE DE PRESSE
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
Société Anonyme au capital
de 576.285 895 EUR
552 120 222 RCS PARIS

SOCIETE GENERALE

Press Release

November 9th 2006

Third quarter 2006

- **Increase in revenues: +7.1%* vs. Q3 05**
- **Very low cost/income ratio: 61.1%**
- **Cost of risk remains low: 21 bp**
- **Net income: EUR 1,272 million (+12.4% vs. Q3 05)**
- **Group ROE after tax: 23.6%**

9-month 2006 results

- **Sustained growth in operating income: +24.7%* vs. 9M 05**
- **Group ROE after tax: 26.4%**
- **Earnings per share: EUR 9.78 (+20.4% vs. 9M 05)**
- **Tier-1 ratio at 30/09/06: 7.3%**

---

* When adjusted for changes in Group structure and at constant exchange rates.

PRESS RELATIONS
SOCIETE GENERALE

Stéphanie CARSON-PARKER
+33 (0)1 42 14 95 77
Hélène AGABRIEL
+33 (0)1 41 45 97 13

Laura SCHALK
+33 (0)1 42 14 52 86
Mireille MOURTADA
+33 (0)1 42 14 58 19

COMM/PRS
Tour Société Générale
92972 Paris La Défense cedex
France
Fax: +33 (0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with share
capital of EUR 576,285,895
552 120 222 RCS PARIS

At its meeting of November 8th 2006, the Board of Directors of Société Générale examined the results for the third quarter of 2006. The Group reported an increase in activity in relation to the same period in 2005, which was a high comparative base. It continued its policy of organic growth and targeted acquisitions, with the aim of consolidating its key growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services), and gaining entry into new markets. On September 28th, the Group announced a EUR 2.4 billion capital increase, which will allow it to pursue its profitable growth strategy and maintain its financial strength. The transaction was completed on October 26th and proved a major success with investors.

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q3 06	Q3 05	Chg Q3/Q3	9M 06	9M 05	Chg 9M/9M
Net banking income	5,262	4,876	+7.9%	16,746	14,080	+18.9%
*On a like-for-like basis**			*+7.1%*			*+16.8%*
Operating expenses	-3,213	-3,016	+6.5%	-10,114	-8,898	+13.7%
*On a like-for-like basis**			*+6.1%*			*+11.9%*
Gross operating income	2,049	1,860	+10.2%	6,632	5,182	+28.0%
*On a like-for-like basis**			*+8.7%*			*+25.2%*
Operating income	1,915	1,740	+10.1%	6,184	4,874	+26.9%
*On a like-for-like basis**			*+9.4%*			*+24.7%*
Net income	1,272	1,132	+12.4%	4,063	3,315	+22.6%

	Q3 06	Q3 05	9M 06	9M 05
Group ROE after tax	23.6%	25.2%	26.4%	25.7%
Business line ROE after tax	30.3%	30.9%	32.9%	30.1%

The third quarter of 2006 saw a gradual pick-up in the stock markets combined with a decline in volatility following the sharp correction witnessed in mid-May. The economic and financial environment remained favourable overall for the Group's activities, but was nonetheless mixed: healthy levels of economic activity in the US and Europe, significant flattening of the yield curve in Europe and continuing inversion of the yield curve in the US, volatility in the euro/dollar exchange rate and sharp fluctuations in oil prices. At the same time, the credit risk environment remained highly favourable.

Against this backdrop, the Group reported higher levels of activity than in the third quarter of 2005, which was already a strong comparative base: gross operating income was EUR 2,049 million for the period, representing a rise of 8.7%* on Q3 05, while net income amounted to EUR 1,272 million, up 12.4% on the previous year.

In the first nine months of the year, net income rose 22.6% versus 9M 05.

* When adjusted for changes in Group structure and at constant exchange rates.

Net banking income

The Group continued to grow organically in the third quarter, posting a like-for-like rise of 7.1%* in its net banking income versus Q3 05 (+7.9% in absolute terms). Revenues for the core businesses grew 9.4%* year-on-year: the increase was particularly marked at the Group's growth drivers (Retail Banking outside France, Financial Services, Global Investment Management and Services); as expected, the French Networks and Corporate and Investment Banking reported more moderate rises, as both enjoyed extremely high levels of activity in the third quarter of 2005.

Net banking income for the first nine months of the year was EUR 16,746 million, representing 16.8%* growth (+18.9% in absolute terms).

Operating expenses

Growth in operating expenses (+6.1%* versus Q3 05) was lower than growth in revenues, and reflected heavy investments to underpin the Group's future development, combined with rigorous cost control.

The Group made further improvements in operational efficiency, reducing its cost/income ratio to a low level of 61.1% for the quarter, down from 61.9% in Q3 05.

For the first nine months, the Group's cost/income ratio was very low at 60.4%, compared with 63.2% for the same period last year.

Operating income

Gross operating income for the third quarter rose 8.7%* on Q3 05, to a total of EUR 2,049 million.

For the twelfth consecutive quarter, the Group's cost of risk remained extremely low (21 bp of risk-weighted assets), thanks in part to a continuing favourable credit environment, but also to a number of internal factors: the diversification of the business-mix, improvements in risk management techniques and the hedging of risk exposure. For the tenth consecutive quarter, Corporate and Investment Banking made a net reversal of provisions, this time in the amount of EUR 23 million.

Operating income for the quarter was up 9.4%* on Q3 05 (+10.1% in absolute terms) at EUR 1,915 million.

The figure for the first nine months showed a sharp 24.7%* rise on the previous year (+26.9% in absolute terms).

Net income

After deducting tax (Group effective tax rate for the quarter: 26.9%) and minority interests, net income amounted to EUR 1,272 million for the third quarter, a rise of 12.4% on Q3 05. The Group's ROE after tax was 23.6%, compared with 25.2% in Q3 05.

Net income for the first nine months of the year was EUR 4,063 million, up 22.6% on 9M 05. The Group's ROE after tax was high at 26.4% for the period, compared with 25.7% in 9M 05.

Earnings per share for the first nine months came to EUR 9.78 (+20.4% vs. 9M 05).

2. CAPITAL BASE

At September 30th 2006, Group shareholders' equity amounted to EUR 26.5 billion[1] and the book value per share was EUR 60.9, including EUR 4.1 per share of unrealised capital gains. Risk-weighted assets increased 12.4%* (+13.9% in absolute terms) between September 30th 2005 and September 30th 2006, reflecting continued organic growth. At September 30th 2006, the Group's Tier-one ratio stood at 7.3%.

In order to continue its profitable growth strategy, combining organic investments and acquisitions, and keep its Tier-one ratio at the high end of its target range (7.0% - 7.5%) until 2008, the Group announced a EUR 2.4 billion capital increase on September 28th; the transaction was completed on October 26th and was substantially over-subscribed. Following the capital increase, Société Générale's share capital amounted to EUR 576.3 million, divided into 461.0 million shares.

The Group carried out no share buybacks over the quarter. At September 30th 2006, it held 18.5 million own shares (representing 4.2% of its capital), excluding treasury shares held for trading purposes.

The Group is rated Aa2 by Moody's, AA- (outlook positive) by S&P, and AA by Fitch. Société Générale is one of the best-rated banking groups.

---

1 This figure includes (i) EUR 1 billion from the issue of deeply subordinated notes in January 2005, (ii) EUR 1.7 billion of unrealised capital gains and (iii) EUR 0.3 billion from two undated subordinated notes previously booked as debt.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q3 06	Q3 05	Chg Q3/Q3	9M 06	9M 05	Chg 9M/9M
Net banking income	1,644	1,532	+7.3%[(a)]	5,007	4,538	+10.3%[(b)]
Operating expenses	-1,062	-1,035	+2.6%	-3,241	-3,155	+2.7%
Gross operating income	582	497	+17.1%	1,766	1,383	+27.7%
Net allocation to provisions	-55	-64	-14.1%	-187	-199	-6.0%
Operating income	527	433	+21.7%	1,579	1,184	+33.4%
Net income	335	271	+23.6%	1,005	737	+36.4%

	Q3 06	Q3 05	9M 06	9M 05
ROE after tax	23.5%	21.1%	23.9%	19.6%

(a) +2.0% excluding impact of changes in PEL/CEL provisions
(b) +5.5% excluding impact of changes in PEL/CEL provisions

The Société Générale and Crédit du Nord networks reported strong sales momentum in the third quarter, in an environment marked by rising short-term rates, a gradual recovery in the equity markets with moderate trading volumes, and a confirmation of the pick-up in business demand for financing.

The number of personal current accounts increased 3.0% versus end-September 2005 (with 178,400 net account openings over twelve months, including 53,200 in the third quarter alone). Housing loan issuance remained very high, totalling EUR 4.9 billion for the quarter (+2.7% on Q3 05, which was already a particularly strong quarter for new lending). Life insurance premiums rose 6.3% on Q3 05, to a total of EUR 1.9 billion, as transfers from older PEL accounts declined; premium growth for the first nine months of the year (+26.9% compared to 9M 05, to EUR 7.8 billion) was ahead of the market average.

The Group reported high levels of activity with business customers: outstanding investment loans rose sharply (+17.1% compared to Q3 05) while outstanding sight deposits were up 11.7% on Q3 05.

From a financial perspective, the two networks[1] generated EUR 1,644 million of consolidated NBI in the third quarter, representing a rise of 7.3% in relation to Q3 05. Revenue growth for the first nine months of the year was 10.3%. IAS 32 & 39 continue to make net interest income artificially volatile; if NBI is adjusted for changes in PEL/CEL provisions to give a more accurate reflection of underlying performance (provision reversal of EUR 46 million in Q3 06 and EUR 154 million for 9M 06; allocation of EUR 34 million in Q3 05 and EUR 61 million for 9M 05), revenue growth comes out at +2.0% versus Q3 05 (which was a high comparative base) and +5.5% versus 9M 05.

[1] Revenues for the Société Générale Network do not include the Private Banking business in France, which is booked under Global Investment Management & Services.

Excluding the impact of PEL/CEL provisions, net interest income rose 0.4% in relation to Q3 05 (+9.7% including the impact of PEL/CEL provisions). The rapid rise in average outstanding sight deposits (+9.0%) and loans (+14.5%) has had a positive volume effect on net interest income, while the increase in market rates has taken some of the pressure off deposit margins, which have been declining for a number of years. At the same time, however, the rate hike has caused a contraction in loan margins, as tight competition is delaying the adjustment of customer lending terms. In addition, the rise in the regulated savings rate is also weighing on net interest income growth.

Overall fee and commission income was 4.2% higher than in Q3 05, due to a rise in financial commissions (+5.1% relative to Q3 05 which was a particularly high quarter). Service commissions rose at a slower pace (+3.8%). The price effect was modest over the period, as both networks are striving to keep pricing levels competitive.

Operating expenses continued to rise at a limited pace (+2.6% versus Q3 05). For the first nine months, the increase was 2.7%.

As a result, the cost/income ratio was 66.5% for the quarter (excluding the impact of PEL/CEL provisions) compared with 66.1% in Q3 05. For the first nine months of the year, the figure was 66.8% (excluding PEL/CEL provisions), down 1.8 point on the same period last year.

The cost of risk remained low at 24 basis points of risk-weighted assets, and was stable on Q3 05. This reflects the quality of the Group's customer base and a continuing favourable credit environment.

Net income for the French Networks amounted to EUR 335 million for the third quarter, up 23.6% on Q3 05. The ROE after tax stood at 23.5% for the period (21.5% excluding PEL/CEL provisions) compared with 21.1% (22.8% excluding PEL/CEL provisions) for Q3 05.

For the first nine months of the year, net income totalled EUR 1,005 million, representing a rise of 36.4% on 9M 05. The ROE after tax was 23.9% (23.3% excluding PEL/CEL provisions) compared with 19.6% (22.5% excluding PEL/CEL provisions) a year earlier.

Retail Banking outside France

In EUR million	Q3 06	Q3 05	Chg Q3/Q3	9M 06	9M 05	Chg 9M/9M
Net banking income	695	576	+20.7%	2,005	1,689	+18.7%
On a like-for-like basis			*+13.2%*			*+13.2%*
Operating expenses	-415	-349	+18.9%	-1,188	-1,017	+16.8%
On a like-for-like basis			*+12.7%*			*+12.8%*
Gross operating income	280	227	+23.3%	817	672	+21.6%
On a like-for-like basis			*+14.0%*			*+13.7%*
Net allocation to provisions	-47	-29	+62.1%	-148	-84	+76.2%
Operating income	233	198	+17.7%	669	588	+13.8%
On a like-for-like basis			*+11.3%*			*+6.4%*
Net income	120	95	+26.3%	339	285	+18.9%

	Q3 06	Q3 05	9M 06	9M 05
ROE after tax	34.3%	39.3%	37.0%	41.3%

Retail Banking outside France delivered another dynamic sales performance this quarter, confirming its status as one of the Group's main growth drivers. At end-September 2006 and at constant structure, the number of individual customers was 671,900 higher than at end-September 2005, representing 11.9% growth year-on-year. Over the same period, outstanding deposits and loans increased by 12.8%* and 39.7%* respectively in the individual customer segment, and by 14.3%* and 20.6%* in the business customer segment.

The division is continuing its strategy of strong organic growth. Over the past twelve months, it has opened a net total of 378 branches, at constant structure, primarily in Romania, the Czech Republic and Greece. At the same time, headcount has risen by 2,800, again at constant structure, with the majority of these new hires on the sales side. In total, at end-September 2006, Retail Banking outside France employed 33,600 staff and comprised over 2,130 branches.

The Group is continuing to build up its international retail platform through acquisitions:

- following the acquisition of a 10% capital stake in Rosbank in June 2006, the Group purchased a further 10% for a total of USD 317 million (same price as the first stake), taking its overall holding to 20% less 1 share. Société Générale has also signed a call agreement with the majority shareholder, Interros, giving it the option to buy a further 30% of Rosbank + 2 shares, at a price of USD 1,700 million, subject to approval by the supervisory authorities. The transaction would allow the Group to take a controlling stake in the Russian bank by the end of 2008;
- the Group also announced the acquisition of 60% of Bank Republic, one of Georgia's leading banks, and the acquisition by Komercni Banka of full ownership of Modra Pyramida, the Czech housing loan specialist;
- lastly, in the third quarter, the Group consolidated the results of Splitska Banka, the Croatian bank acquired on June 30th 2006.

Retail Banking outside France made a strong contribution to Group results: third quarter revenues were 13.2%* ahead of Q3 05[1] (+20.7% in absolute terms). Revenue growth for the first nine months was 13.2%* (+18.7% in absolute terms).

Operating expenses increased 12.7%* compared with Q3 05, reflecting continued investments in growth and productivity; excluding organic growth expenditure, the rise was limited to 5.5%*. Operating expenses for the first nine months of the year were 12.8%* higher than in 9M 05.

Third quarter gross operating income rose increased 14.0%* versus Q3 05 and the cost/income ratio came out at 59.7%.

Gross operating income for the first nine months was up 13.7%* on 9M 05 and the cost/income ratio came out at 59.3%.

Net allocations to provisions were low for the third quarter, totalling EUR 47 million (53 basis points of risk-weighted assets).

Third quarter net income was up sharply (+26.3% on Q3 05), taking overall earnings growth for the first nine months of the year to 18.9%.

The ROE after tax was high at 34.3% for the quarter, and 37.0% for the first nine months.

---

1 Changes in Group structure: consolidation of MIBank (Egypt) and Essox (Czech Republic) in Q4 05. Consolidation of DeltaCredit (Russia) and SGBGE (Equatorial Guinea) in Q1 06. Consolidation of SGBL (Lebanon) using the equity method in Q1 06 (previously fully consolidated). Consolidation of Splitska Banka as of June 30th 2006, with impact on the income statement in Q3 06.

Financial Services

In EUR million	Q3 06	Q3 05	Chg Q3/Q3	9M 06	9M 05	Chg 9M/9M
Net banking income	627	525	+19.4%	1,846	1,530	+20.7%
On a like-for-like basis			+7.8%			+11.2%
Operating expenses	-343	-287	+19.5%	-1,009	-854	+18.1%
On a like-for-like basis			+8.6%			+7.4%
Gross operating income	284	238	+19.3%	837	676	+23.8%
On a like-for-like basis			+6.8%			+16.0%
Net allocation to provisions	-60	-57	+5.3%	-186	-144	+29.2%
Operating income	224	181	+23.8%	651	532	+22.4%
On a like-for-like basis			+11.5%			+17.8%
Net income	141	115	+22.6%	410	337	+21.7%

	Q3 06	Q3 05	9M 06	9M 05
ROE after tax	16.8%	16.1%	16.7%	16.3%

The Financial Services division mainly comprises two activities: Specialised Financing and Life Insurance.

Alongside Retail Banking outside France, **Specialised Financing** is one of the Group's main development priorities. It comprises four business lines: consumer credit in the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

In Q3 06, Specialised Financing derived 73% of its NBI[1] from its international operations (compared with 69% in Q3 05); consumer credit accounted for 55% of revenues, and business finance and services for 45%.

In **consumer credit**, new lending for the third quarter was up 3.8%* on Q3 05. Note, however, that this rise does not take into account the strong volume growth at Eurobank in Poland and Rusfinance Bank[2] in Russia, as these entities only made a full-quarter contribution to Group consolidated results as of Q4 05. Outstanding loans were up 13.9%* year-on-year. The business line continued its international expansion with the launch of Essox SK in Slovakia and ProstoKredit in Kazakhstan, and the acquisition of Inserviss Group in Latvia. SG Consumer Finance now has a network of subsidiaries spanning 19 countries.

SG Equipment Finance, the European leader in vendor and equipment finance, saw a +10.2%* rise in overall new lending (excluding factoring) versus Q3 05. Transport and industrial equipment were the best performing sectors.

In operational vehicle leasing and fleet management, **ALD Automotive** continued to expand its fleet under management at a rapid pace (+12.4% on Q3 05 at constant structure), reaching a total of over 650,000 vehicles at end-September 2006. ALD Automotive now has the second largest fleet under management in Europe. In October, the Group also announced the strengthening of ALD

1 Excluding insurance and banking services

2 Formerly Promek Bank

Automotive's partnership with Nordea Finance - Nordea Finance will transfer all its fleet management activities in Estonia, Latvia and Lithuania to ALD Automotive, in return for minority stakes in ALD Automotive's subsidiaries in these three countries.

Overall, revenue growth in **Specialised Financing** was limited to 2.9%* in the third quarter (+17.3% in absolute terms), as lending margins continued to decline, particularly in the major European countries, and notably Italy, although there has been a trend towards stabilisation since Q2 06. However, the period saw strong organic growth at the businesses acquired over the last twelve months, notably Eurobank and Rusfinance. On a proforma basis, therefore, taking into account these two entities, like-for-like revenue growth would come out at 8.7%*.

Revenues for the first nine months increased 8.0%* on 9M 05 (+20.2% in absolute terms). Operating expenses rose 6.8%* versus Q3 05 (+19.5% in absolute terms). Operating expenses for the first nine months were up 8.0%* on the previous year. The rise in net provisions was essentially attributable to the integration of new entities and the expansion of their activities, notably the consumer credit subsidiaries in emerging countries. The ROE after tax stood at 17.6% for the third quarter and 17.3% for the first nine months of the year.

In **Life Insurance,** premiums climbed 5.7%* on Q3 05, bearing in mind that Q3 05 was a tall benchmark and that the transfer of funds from older generations of PEL accounts to life insurance products has slowed relative to the first half of the year. Total revenues for the quarter were up 31.0%* on Q3 05, taking overall growth for the first nine months of the year to 23.1%* versus 9M 05.

In total, the **Financial Services division** reported 11.5%* growth in third quarter operating income. The ROE after tax for the period was 16.8%, compared with 16.1% in Q3 05.

Operating income for the first nine months of the year was up 17.8%* and the ROE after tax came out at 16.7%.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q3 06	Q3 05	Chg Q3/Q3	9M 06	9M 05	Chg 9M/9M
Net banking income	**767**	**640**	**+19.8%**	**2,311**	**1,850**	**+24.9%**
On a like-for-like basis			*+18.1%*			*+20.7%*
Operating expenses	**-564**	**-455**	**+24.0%**	**-1,639**	**-1,305**	**+25.6%**
On a like-for-like basis			*+17.6%*			*+20.2%*
Operating income	**202**	**184**	**+9.8%**	**667**	**543**	**+22.8%**
On a like-for-like basis			*+19.4%*			*+21.6%*
Net income	**135**	**126**	**+7.1%**	**447**	**370**	**+20.8%**
o.w. Asset Management	69	72	*-4.2%*	229	209	*+9.6%*
Private Banking	38	34	*+11.8%*	128	96	*+33.3%*
SG SS & Online Savings	28	20	*+40.0%*	90	65	*+38.5%*

In EUR billion	Q3 06	Q3 05	9M 06	9M 05
Net new money over period	**7.5**	**7.5**	**33.2**	**26.7**
Assets under management (at end of period)	**411**	**370**	**411**	**370**

Global Investment Management and Services comprises asset management (Société Générale Asset Management), private banking (SG Private Banking), Société Générale Securities Services (SG SS) and online savings (Boursorama).

Global Investment Management and Services is one of the Group's main development priorities. Since the start of the year, Société Générale Asset Management (SG AM) and SG Private Banking have attracted a record total of EUR 33.2 billion of net new money (representing 11% of assets under management on an annualised basis), including EUR 7.5 billion in the third quarter. At end-September 2006, the two divisions managed total client assets of EUR 411 billion[1]. Including Lyxor AM[2] (which managed EUR 57 billion of client assets at September 30th 2006), Société Générale Group had a total of EUR 468 billion of assets under management at end-September 2006. Institutional client assets under custody rose 22.3% year-on-year and at constant structure. Including 2S Banca (EUR 544 billion) total assets under custody amounted to EUR 2,155 billion at end-September 2006.

The business's overall financial performance for the quarter was satisfactory, and was essentially driven by the Private Banking division: operating income rose 19.4%* on Q3 05 (+9.8% in absolute terms), while net income came out at EUR 135 million, up 7.1%.

Net income for the first nine months of the year was EUR 447 million, representing a rise of 20.8%.

[1] This figure does not include some EUR 107bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000).

[2] Whose results are consolidated in the Equity & Advisory division.

Asset Management

Société Générale Asset Management (SG AM) enjoyed solid sales in the third quarter, largely thanks to its recognised capacity for innovation. Net new money inflows totalled EUR 5.8 billion for the period, and were essentially concentrated in fixed income products. Net new money for the first nine months came to EUR 27.1 billion, representing 11% of assets under management on an annualised basis. Overall, taking into account the positive price and foreign exchange effects for the quarter (EUR +4.9 billion and EUR +0.4 billion respectively), SG AM had a total of EUR 345.0 billion of assets under management at end-September 2006, compared with EUR 312.8 billion a year earlier. This reasserts the Group's position as the fourth largest bank-owned asset manager in the euro zone.

Net banking income for the quarter rose 5.0%* on Q3 05.

Operating expenses increased 6.3%* relative to Q3 05 while gross operating income was 2.8%* higher than last year.

Gross operating income for the first nine months of the year was up 11.6%* on 9M 05.

Private Banking

SG Private Banking is continuing to grow at a sustained pace. Net new money for the third quarter totalled EUR 1.7 billion, reflecting positive contributions from all platforms. For the first nine months of 2006, net new money came to EUR 6.1 billion, representing 14% of assets under management on an annualised basis. Overall, assets under management stood at EUR 65.9 billion at end-September 2006, up from EUR 57.5 billion a year earlier.

Net banking income for the quarter was 16.4%* higher than in Q3 05. The division's gross margin was high for the period, at 96 basis points.

Operating expenses rose 12.9%* on Q3 05, which is lower than the pace of growth in revenues, despite continuing commercial investments.

As a result, third quarter gross operating income showed a substantial 24.4%* rise in relation to Q3 05. The cost/income ratio also improved sharply, falling to 67.3% in Q3 06, from 68.9% in Q3 05.

Gross operating income for the first nine months came out 40.2%* ahead of last year.

Société Générale Securities Services (SG SS) and online savings (Boursorama)

SG SS reported a strong rise in sales activity, despite the mixed market backdrop.

FIMAT, which integrated the derivatives and options broker, Cube Financial, in the third quarter, confirmed its excellent positioning and made substantial gains in global market share[1] (7.2% in execution and clearing of listed derivatives for the quarter, compared with 5.5% in Q3 05). Trading volumes increased sharply (+32.1% in relation to Q3 05, at constant structure).

In the **Global Custodian subdivision,** assets under custody were up 22.3% year-on-year and at constant structure. Including 2S Banca (EUR 544 billion), total assets under custody amounted to EUR 2,155 billion at end-September 2006.

---

[1] On the main markets of which FIMAT is a member.

Boursorama, which consolidated CaixaBank France's activities in its income statement this quarter, bolstered its position as a leading European player in online brokerage and savings. At constant structure, executed orders for the third quarter were down slightly (-1.2%) when compared to the strong figures for Q3 05. Outstanding online savings increased 47.2% at constant structure between end-September 2005 and end-September 2006.

Third quarter net banking income for SG SS and Boursorama increased 28.9%* on Q3 05.

Operating expenses rose 30.2%* in relation to Q3 05, reflecting higher activity levels over the period and sustained organic growth investments designed to shore up the European platforms.

Gross operating income increased sharply in Q3 06, rising 22.2%* on Q3 05.

Gross operating income for the first nine months of the year was 32.4%* higher than for 9M 05.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q3 06	Q3 05	Chg Q3/Q3	9M 06	9M 05	Chg 9M/9M
Net banking income	**1,521**	**1,496**	**+1.7%**	**5,310**	**4,279**	**+24.1%**
On a like-for-like basis			***+6.8%***			***+24.9%***
Operating expenses	**-831**	**-853**	**-2.6%**	**-2,960**	**-2,480**	**+19.4%**
On a like-for-like basis			***+5.0%***			***+20.8%***
Gross operating income	**690**	**643**	**+7.3%**	**2,350**	**1,799**	**+30.6%**
On a like-for-like basis			***+9.0%***			***+30.2%***
Net allocation to provisions	**23**	**32**	**-28.1%**	**77**	**101**	**-23.8%**
Operating income	**713**	**675**	**+5.6%**	**2,427**	**1,900**	**+27.7%**
On a like-for-like basis			***+7.2%***			***+27.3%***
Net income	**523**	**498**	**+5.0%**	**1,755**	**1,342**	**+30.8%**

	Q3 06	Q3 05	9M 06	9M 05
ROE after tax	**42.1%**	**45.7%**	**48.1%**	**44.6%**

The Group's Corporate and Investment Banking business performed well in the third quarter, against a mixed market backdrop. Revenues were up 6.8%* compared to Q3 05, which was a high benchmark both for Corporate Banking and Fixed Income and Equity and Advisory activities. Client-driven revenues rose sharply, coming out 23.2% ahead of Q3 05, at constant structure. The period was also marked by the Cowen & Co IPO on July 12th 2006, and the elimination of the US company from Equity and Advisory's consolidation scope as of this date.

Revenues for the first nine months were up 24.9%* on the same period last year. Client-driven revenues accounted for 66% of the total, in line with the target distribution of 2/3 client-driven revenues – 1/3 trading revenues.

Corporate Banking and Fixed Income posted a 9.9%* rise in overall third quarter revenues, and a 21% rise in client-driven revenues. SG CIB ranked No. 1 for securitizations for the first nine months of the year, and No. 2 for corporate bond issues, and was named Best Debt House for France by Euromoney, underlining the quality of its fixed income franchise. In structured finance, third quarter revenues increased moderately year-on-year. Trading activities, on the other hand, were down with respect to Q3 05 due to an unfavourable yield curve. The division continued its policy of using credit derivatives for hedging purposes: at September 30th 2006, the CDO and CDS hedging portfolio totalled EUR 27.4 billion. The growth in third quarter revenues integrates the negative mark-to-market impact of the credit derivative portfolio (EUR -27 million for the quarter, compared with EUR -15 million in Q3 05), and EUR 37 million of capital gains on the sale of Intercontinental Exchange securities.

The **Equity and Advisory** division had a good quarter, reporting 2.9%* growth in revenues in relation to a high Q3 05. At constant structure, client-driven revenues rose 27.5% on Q3 05, reflecting strong sales performances in listed, flow and structured products and in primary equity and advisory activities. Despite a more challenging environment, trading activities made a satisfactory revenue contribution. SG CIB once again confirmed its global leadership position in equity derivatives, earning

the title of "Bank of the Year for Equity Derivatives, 2006" from *The Banker* magazine for the fourth year running.

Operating expenses for Corporate and Investment Banking rose by a moderate 5.0%* in relation to Q3 05.

The cost/income ratio was thus particularly low for the quarter, at 54.6%; excluding Cowen & Co, the figure was 54.3% in Q3 06, as against 55.1% in Q3 05. Gross operating income was up 9.0%* on Q3 05. For the first nine months of the year, the cost/income ratio came out at 55.7%, while gross operating income showed a substantial 30.2%* rise on 9M 05.

The credit risk environment remained highly favourable over the quarter, allowing Corporate and Investment Banking to make a net provision reversal of EUR 23 million over the quarter (reversal of EUR 77 million over the first nine months). Few new loans required provisioning and the business was able to make limited provision reversals thanks to improvements in its counterparties' financial positions, or following the sale or repayment of the corresponding loans under the policy of active management of the credit portfolio.

The business continued to manage its risk exposure carefully, paying particular attention to levels of market risk. The average VaR increased to EUR 31.7 million for the quarter, from EUR 21.8 million in Q2 06, largely due to the full impact of the new scenarios integrated at the end of the second quarter of the year.

Overall, the business made a EUR 523 million contribution to the Group's third quarter net income, representing a 5.0% increase in relation to Q3 05.

For the fourteenth consecutive quarter, the business posted after-tax profitability in excess of 30%: The ROE after tax for the third quarter was 42.1%, compared with 45.7% in Q3 05.

For the first nine months, net income totalled EUR 1,755 million, up 30.8% on 9M 05. The ROE after tax for the period was 48.1%, compared with 44.6% in 9M 05.

6. CORPORATE CENTRE

The Corporate Centre reported net income of EUR 18 million for the third quarter, compared with EUR 27 million in Q3 05.

The Group generated net gains of EUR 83 million on its equity portfolio in Q3 06 as it continued to reduce its holdings. However, this was down slightly on the Q3 05 figure which included gains on the disposal of Santander. At September 30th 2006, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, stood at EUR 1.2 billion, compared with a market value of EUR 1.8 billion.

2007 publications and events

February 14th 2007	**Publication of fourth quarter and full-year 2006 results**
May 10th 2007	**Publication of first quarter 2007 results**
May 14th 2007	**Annual General Meeting of Shareholders**
August 2nd 2007	**Publication of second quarter 2007 results**
November 7th 2007	**Publication of third quarter 2007 results**

CONSOLIDATED INCOME STATEMENT (in millions of euros)	Third quarter 2006	Third quarter 2005	Change Q3/Q3		9 months 2006	9 months 2005	Change 9M/9M	
Net banking income	5,262	4,876	7.9%	+7.1%(*)	16,746	14,080	+18.9%	+16.8%(*)
Operating expenses	(3,213)	(3,016)	6.5%	+6.1%(*)	(10,114)	(8,898)	+13.7%	+11.9%(*)
Gross operating income	**2,049**	**1,860**	**10.2%**	**+8.7%(*)**	**6,632**	**5,182**	**+28.0%**	**+25.2%(*)**
Net allocation to provisions	(134)	(120)	11.7%	-1.6%(*)	(448)	(308)	+45.5%	+34.6%(*)
Operating income	**1,915**	**1,740**	**10.1%**	**+9.4%(*)**	**6,184**	**4,874**	**+26.9%**	**+24.7%(*)**
Net income from other assets	3	0	NM		41	165	-75.2%	
Net income from companies accounted for by the equity method	8	(4)	NM		21	9	NM	
Impairment losses on goodwill	0	0	NM		0	(13)	NM	
Income tax	(516)	(485)	6.4%		(1,770)	(1,358)	+30.3%	
Net income before minority interests	**1,410**	**1,251**	**12.7%**		**4,476**	**3,677**	**+21.7%**	
o.w. minority interests	138	119	16.0%		413	362	+14.1%	
Net income	**1,272**	**1,132**	**12.4%**		**4,063**	**3,315**	**+22.6%**	
Annualised Group ROE after tax (%)	23.6%(**)	25.2%			26.4%(**)	25.7%		
Tier-one ratio at end of period	7.3%(**)	7.8%			7.3%(**)	7.8%		

(*) When adjusted for changes in Group structure and at constant exchange rates
(**) Before the capital increase

NET INCOME AFTER TAX BY CORE BUSINESS (in millions of euros)	Third quarter 2006	Third quarter 2005	Change Q3/Q3	9 months 2006	9 months 2005	Change 9M/9M
Retail Banking & Financial Services	**596**	**481**	**+23.9%**	**1,754**	**1,359**	**29.1%**
o.w. French Networks	335	271	+23.6%	1,005	737	36.4%
o.w. Retail Banking outside France	120	95	+26.3%	339	285	18.9%
o.w. Financial Services	141	115	+22.6%	410	337	21.7%
Global Investment Management & Services	**135**	**126**	**+7.1%**	**447**	**370**	**20.8%**
o.w. Asset Management	69	72	-4.2%	229	209	9.6%
o.w. Private Banking	38	34	+11.8%	128	96	33.3%
o.w. SG SS + Online Savings	28	20	+40.0%	90	65	38.5%
Corporate & Investment Banking	**523**	**498**	**+5.0%**	**1,755**	**1,342**	**30.8%**
o.w. Equity & Advisory	227	207	+9.7%	889	602	47.7%
o.w. Corporate Banking & Fixed Income	296	291	+1.7%	866	740	17.0%
CORE BUSINESSES	**1,254**	**1,105**	**+13.5%**	**3,956**	**3,071**	**28.8%**
Corporate Centre	**18**	**27**	**-33.3%**	**107**	**244**	**-56.1%**
GROUP	**1,272**	**1,132**	**+12.4%**	**4,063**	**3,315**	**22.6%**

QUARTERLY RESULTS BY CORE BUSINESS

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Retail Banking & Financial Services												
Net banking income	2,274	2,425	2,412	2,557	2,545	2,579	2,633	2,904	2,901	2,991	2,966	
Operating expenses	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685	-1,671	-1,807	-1,812	-1,806	-1,820	
Gross operating income	*756*	*829*	*831*	*878*	*875*	*894*	*962*	*1,097*	*1,089*	*1,185*	*1,146*	
Net allocation to provisions	-152	-154	-137	-146	-134	-143	-150	-187	-175	-184	-162	
Operating income	*604*	*675*	*694*	*732*	*741*	*751*	*812*	*910*	*914*	*1,001*	*984*	
Net income from other assets	17	-7	3	6	8	-1	0	0	9	1	2	
Net income from companies accounted for by the equity method	2	2	1	0	1	2	1	-7	3	1	0	
Income tax	-213	-231	-236	-255	-248	-250	-268	-304	-298	-325	-318	
Net income before minority interests	*410*	*439*	*462*	*483*	*502*	*502*	*545*	*599*	*628*	*678*	*668*	
o.w. minority interests	54	58	56	50	62	64	64	62	73	75	72	
Net income	*356*	*381*	*406*	*433*	*440*	*438*	*481*	*537*	*555*	*603*	*596*	
Average allocated capital	7,619	7,885	8,073	8,293	8,374	8,692	8,976	9,365	9,749	10,135	10,463	
ROE after tax	18.7%	19.3%	20.1%	20.9%	21.0%	20.2%	21.4%	22.9%	22.8%	23.8%	22.8%	
o.w. French Networks												
Net banking income	1,435	1,467	1,452	1,516	1,520	1,486	1,532	1,651	1,668	1,695	1,644	
Operating expenses	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055	-1,035	-1,057	-1,108	-1,071	-1,062	
Gross operating income	*426*	*445*	*451*	*479*	*455*	*431*	*497*	*594*	*560*	*624*	*582*	
Net allocation to provisions	-71	-76	-69	-76	-68	-67	-64	-83	-61	-71	-55	
Operating income	*355*	*369*	*382*	*403*	*387*	*364*	*433*	*511*	*499*	*553*	*527*	
Net income from other assets	-3	-6	3	11	0	1	0	1	0	2	1	
Net income from companies accounted for by the equity method	1	0	0	1	0	1	0	0	0	1	0	
Income tax	-123	-128	-134	-144	-135	-129	-151	-179	-170	-188	-181	
Net income before minority interests	*230*	*235*	*251*	*271*	*252*	*237*	*282*	*333*	*329*	*368*	*347*	
o.w. minority interests	12	10	11	12	12	11	11	11	13	14	12	
Net income	*218*	*225*	*240*	*259*	*240*	*226*	*271*	*322*	*316*	*354*	*335*	
Average allocated capital	4,649	4,747	4,812	4,871	4,854	5,013	5,147	5,321	5,493	5,646	5,699	
ROE after tax	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%	21.1%	24.2%	23.0%	25.1%	23.5%	
o.w. Retail Banking outside France												
Net banking income	419	509	510	541	541	572	576	656	641	669	695	
Operating expenses	-258	-312	-312	-341	-327	-341	-349	-402	-378	-395	-415	
Gross operating income	*161*	*197*	*198*	*200*	*214*	*231*	*227*	*254*	*263*	*274*	*280*	
Net allocation to provisions	-44	-41	-36	-40	-28	-27	-29	-47	-48	-53	-47	
Operating income	*117*	*156*	*162*	*160*	*186*	*204*	*198*	*207*	*215*	*221*	*233*	
Net income from other assets	20	-1	0	-4	8	-2	0	-1	9	-1	1	
Net income from companies accounted for by the equity method	1	2	1	-1	1	1	1	1	2	3	2	
Income tax	-42	-49	-49	-50	-54	-57	-55	-58	-58	-58	-59	
Net income before minority interests	*96*	*108*	*114*	*105*	*141*	*146*	*144*	*149*	*168*	*165*	*177*	
o.w. minority interests	41	46	42	36	47	50	49	48	57	57	57	
Net income	*55*	*62*	*72*	*69*	*94*	*96*	*95*	*101*	*111*	*108*	*120*	
Average allocated capital	676	803	836	888	875	919	967	1,074	1,103	1,164	1,401	
ROE after tax	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%	39.3%	37.6%	40.3%	37.1%	34.3%	
o.w. Financial Services												
Net banking income	420	449	450	500	484	521	525	597	592	627	627	
Operating expenses	-251	-262	-268	-301	-278	-289	-287	-348	-326	-340	-343	
Gross operating income	*169*	*187*	*182*	*199*	*206*	*232*	*238*	*249*	*266*	*287*	*284*	
Net allocation to provisions	-37	-37	-32	-30	-38	-49	-57	-57	-66	-60	-60	
Operating income	*132*	*150*	*150*	*169*	*168*	*183*	*181*	*192*	*200*	*227*	*224*	
Net income from other assets	0	0	0	-1	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	-8	1	-3	-2	
Income tax	-48	-54	-53	-61	-59	-64	-62	-67	-70	-79	-78	
Net income before minority interests	*84*	*96*	*97*	*107*	*109*	*119*	*119*	*117*	*131*	*145*	*144*	
o.w. minority interests	1	2	3	2	3	3	4	3	3	4	3	
Net income	*83*	*94*	*94*	*105*	*106*	*116*	*115*	*114*	*128*	*141*	*141*	
Average allocated capital	2,294	2,335	2,425	2,534	2,645	2,760	2,862	2,970	3,153	3,325	3,363	
ROE after tax	14.5%	16.1%	15.5%	16.6%	16.0%	16.8%	16.1%	15.4%	16.2%	17.0%	16.8%	

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Global Investment Management & Services												
Net banking income	545	551	541	628	602	608	640	734	769	775	767	
Operating expenses	-395	-400	-397	-446	-415	-435	-455	-547	-523	-552	-564	
Gross operating income	*150*	*151*	*144*	*182*	*187*	*173*	*185*	*187*	*246*	*223*	*203*	
Net allocation to provisions	0	-5	-6	4	0	-1	-1	-4	-3	-1	-1	
Operating income	*150*	*146*	*138*	*186*	*187*	*172*	*184*	*183*	*243*	*222*	*202*	
Net income from other assets	0	1	-2	3	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1	0	
Income tax	-45	-44	-43	-59	-58	-54	-56	-55	-75	-69	-65	
Net income before minority interests	*105*	*103*	*93*	*130*	*129*	*118*	*128*	*128*	*169*	*152*	*137*	
o.w. minority interests	10	7	12	17	2	1	2	2	5	4	2	
Net income	*95*	*96*	*81*	*113*	*127*	*117*	*126*	*126*	*164*	*148*	*135*	
Average allocated capital	718	806	858	809	825	932	948	936	1,039	1,075	1,123	
ROE after tax	52.9%	47.6%	37.8%	55.9%	61.6%	50.2%	53.2%	53.8%	63.1%	55.1%	48.1%	
o.w. Asset Management												
Net banking income	230	239	253	325	269	259	286	338	333	305	295	
Operating expenses	-149	-152	-157	-184	-154	-163	-178	-220	-193	-196	-186	
Gross operating income	*81*	*87*	*96*	*141*	*115*	*96*	*108*	*118*	*140*	*109*	*109*	
Net allocation to provisions	0	0	-5	5	0	0	0	-2	0	0	0	
Operating income	*81*	*87*	*91*	*146*	*115*	*96*	*108*	*116*	*140*	*109*	*109*	
Net income from other assets	0	1	-1	-2	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	1	-1	0	
Income tax	-28	-30	-30	-49	-39	-33	-36	-39	-47	-38	-38	
Net income before minority interests	*53*	*58*	*60*	*95*	*76*	*63*	*72*	*77*	*94*	*70*	*71*	
o.w. minority interests	6	6	10	13	1	1	0	1	3	1	2	
Net income	*47*	*52*	*50*	*82*	*75*	*62*	*72*	*76*	*91*	*69*	*69*	
Average allocated capital	264	329	370	337	291	330	313	277	292	298	280	
ROE after tax	71.2%	63.2%	54.1%	97.3%	103.1%	75.2%	92.0%	109.7%	124.7%	92.6%	98.6%	
o.w. Private Banking												
Net banking income	122	114	109	118	127	129	135	149	164	164	156	
Operating expenses	-82	-82	-80	-90	-86	-90	-93	-107	-102	-106	-105	
Gross operating income	*40*	*32*	*29*	*28*	*41*	*39*	*42*	*42*	*62*	*58*	*51*	
Net allocation to provisions	0	-4	-2	-1	0	0	-1	0	-2	0	-1	
Operating income	*40*	*28*	*27*	*27*	*41*	*39*	*41*	*42*	*60*	*58*	*50*	
Net income from other assets	0	0	-1	0	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	
Income tax	-8	-5	-5	-5	-9	-9	-7	-8	-14	-14	-12	
Net income before minority interests	*32*	*23*	*21*	*22*	*32*	*30*	*34*	*34*	*46*	*44*	*38*	
o.w. minority interests	2	1	2	3	0	0	0	0	0	0	0	
Net income	*30*	*22*	*19*	*19*	*32*	*30*	*34*	*34*	*46*	*44*	*38*	
Average allocated capital	232	250	265	266	294	328	341	352	391	401	385	
ROE after tax	51.7%	35.2%	28.7%	28.6%	43.5%	36.6%	39.9%	38.6%	47.1%	43.9%	39.5%	
o.w. SG SS & Online Savings												
Net banking income	193	198	179	185	206	220	219	247	272	306	316	
Operating expenses	-164	-166	-160	-172	-175	-182	-184	-220	-228	-250	-273	
Gross operating income	*29*	*32*	*19*	*13*	*31*	*38*	*35*	*27*	*44*	*56*	*43*	
Net allocation to provisions	0	-1	1	0	0	-1	0	-2	-1	-1	0	
Operating income	*29*	*31*	*20*	*13*	*31*	*37*	*35*	*25*	*43*	*55*	*43*	
Net income from other assets	0	0	0	5	0	0	0	0	0	0	0	
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0	
Income tax	-9	-9	-8	-5	-10	-12	-13	-8	-14	-17	-15	
Net income before minority interests	*20*	*22*	*12*	*13*	*21*	*25*	*22*	*17*	*29*	*38*	*28*	
o.w. minority interests	2	0	0	1	1	0	2	1	2	3	0	
Net income	*18*	*22*	*12*	*12*	*20*	*25*	*20*	*16*	*27*	*35*	*28*	
Average allocated capital	222	227	223	206	240	274	294	307	356	376	458	
ROE after tax	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%	27.2%	20.8%	30.3%	37.2%	24.5%	

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Corporate and Investment Banking												
Net banking income	1,178	1,110	1,208	1,231	1,550	1,233	1,496	1,418	1,957	1,832	1,521	
Operating expenses	-713	-687	-768	-756	-843	-784	-853	-840	-1,066	-1,063	-831	
Gross operating income	*465*	*423*	*440*	*475*	*707*	*449*	*643*	*578*	*891*	*769*	*690*	
Net allocation to provisions	-48	34	36	39	47	22	32	44	19	35	23	
Operating income	*417*	*457*	*476*	*514*	*754*	*471*	*675*	*622*	*910*	*804*	*713*	
Net income from other assets	2	-1	2	13	0	0	1	-12	23	1	4	
Net income from companies accounted for by the equity method	0	9	3	14	4	6	-5	17	6	6	8	
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0	0	
Income tax	-100	-111	-111	-125	-257	-115	-170	-126	-293	-219	-197	
Net income before minority interests	*319*	*354*	*370*	*416*	*501*	*349*	*501*	*501*	*646*	*592*	*528*	
o.w. minority interests	2	1	2	1	3	3	3	2	3	3	5	
Net income	*317*	*353*	*368*	*415*	*498*	*346*	*498*	*499*	*643*	*589*	*523*	
Average allocated capital	3,524	3,581	3,620	3,666	3,686	3,975	4,362	4,570	4,747	4,868	4,969	
ROE after tax	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%	45.7%	43.7%	54.2%	48.4%	42.1%	
o.w. Equity and Advisory												
Net banking income	440	517	560	512	740	643	694	477	1,145	860	653	
Operating expenses	-316	-329	-374	-336	-378	-379	-416	-361	-560	-501	-332	
Gross operating income	*124*	*188*	*186*	*176*	*362*	*264*	*278*	*116*	*585*	*359*	*321*	
Net allocation to provisions	-31	0	-2	-12	19	-2	-1	-3	-1	3	-8	
Operating income	*93*	*188*	*184*	*164*	*381*	*262*	*277*	*113*	*584*	*362*	*313*	
Net income from other assets	0	-2	0	0	0	0	0	-1	0	0	1	
Net income from companies accounted for by the equity method	-1	-1	0	1	0	0	0	0	1	3	-1	
Impairment losses on goodwill	0	0	0	0	0	-13	0	0	0	0	0	
Income tax	-17	-46	-38	-49	-162	-73	-70	14	-196	-91	-82	
Net income before minority interests	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*389*	*274*	*231*	
o.w. minority interests	0	0	0	0	0	0	0	0	1	0	4	
Net income	*75*	*139*	*146*	*116*	*219*	*176*	*207*	*126*	*388*	*274*	*227*	
Average allocated capital	428	445	434	378	352	417	423	398	503	611	661	
ROE after tax	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%	195.7%	126.6%	308.5%	179.4%	137.4%	
o.w. Corporate Banking and Fixed Income												
Net banking income	738	593	648	719	810	590	802	941	812	972	868	
Operating expenses	-397	-358	-394	-420	-465	-405	-437	-479	-506	-562	-499	
Gross operating income	*341*	*235*	*254*	*299*	*345*	*185*	*365*	*462*	*306*	*410*	*369*	
Net allocation to provisions	-17	34	38	51	28	24	33	47	20	32	31	
Operating income	*324*	*269*	*292*	*350*	*373*	*209*	*398*	*509*	*326*	*442*	*400*	
Net income from other assets	2	1	2	13	0	0	1	-11	23	1	3	
Net income from companies accounted for by the equity method	1	10	3	13	4	6	-5	17	5	3	9	
Impairment losses on goodwill	0	0	0	0	0	0	0	0	0	0	0	
Income tax	-83	-65	-73	-76	-95	-42	-100	-140	-97	-128	-115	
Net income before minority interests	*244*	*215*	*224*	*300*	*282*	*173*	*294*	*375*	*257*	*318*	*297*	
o.w. minority interests	2	1	2	1	3	3	3	2	2	3	1	
Net income	*242*	*214*	*222*	*299*	*279*	*170*	*291*	*373*	*255*	*315*	*296*	
Average allocated capital	3,096	3,136	3,186	3,288	3,334	3,558	3,939	4,172	4,244	4,257	4,308	
ROE after tax	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%	29.6%	35.8%	24.0%	29.6%	27.5%	
Corporate Centre												
Net banking income	-63	-21	-83	-103	52	35	107	34	148	111	8	
Operating expenses	-41	-22	-1	-62	-57	7	-37	-64	-11	-68	2	
Gross operating income	*-104*	*-43*	*-84*	*-165*	*-5*	*42*	*70*	*-30*	*137*	*43*	*10*	
Net allocation to provisions	0	-1	-7	-25	14	7	-1	7	-3	-2	6	
Operating income	*-104*	*-44*	*-91*	*-190*	*9*	*49*	*69*	*-23*	*134*	*41*	*16*	
Net income from other assets	219	-13	1	-49	158	0	-1	5	2	2	-3	
Net income from companies accounted for by the equity method	1	1	6	1	0	0	0	0	0	-3	0	
Impairment losses on goodwill	0	0	4	0	0	0	0	-10	0	0	0	
Income tax	-7	55	46	103	56	53	9	48	27	-2	64	
Net income before minority interests	*109*	*-1*	*-34*	*-135*	*223*	*102*	*77*	*20*	*163*	*38*	*77*	
o.w. minority interests	10	18	15	29	62	46	50	51	54	58	59	
Net income	*99*	*-19*	*-49*	*-164*	*161*	*56*	*27*	*-31*	*109*	*-20*	*18*	

	2004 - IFRS (excl. IAS 32 & 39 and IFRS 4)				2005 - IFRS (Incl. IAS 32 & 39 and IFRS 4)				2006 - IFRS (Incl. IAS 32 & 39 and IFRS 4)			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
GROUP												
Net banking income	3,934	4,065	4,078	4,313	4,749	4,455	4,876	5,090	5,775	5,709	5,262	
Operating expenses	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897	-3,016	-3,258	-3,412	-3,489	-3,213	
Gross operating income	*1,267*	*1,360*	*1,331*	*1,370*	*1,764*	*1,558*	*1,860*	*1,832*	*2,363*	*2,220*	*2,049*	
Net allocation to provisions	*-200*	*-126*	*-114*	*-128*	*-73*	*-115*	*-120*	*-140*	*-162*	*-152*	*-134*	
Operating income	*1,067*	*1,234*	*1,217*	*1,242*	*1,691*	*1,443*	*1,740*	*1,692*	*2,201*	*2,068*	*1,915*	
Net income from other assets	*238*	*-20*	*4*	*-27*	*166*	*-1*	*0*	*-7*	*34*	*4*	*3*	
Net income from companies accounted for by the equity method	*3*	*12*	*10*	*15*	*5*	*8*	*-4*	*10*	*10*	*3*	*8*	
Impairment losses on goodwill	*0*	*0*	*4*	*0*	*0*	*-13*	*0*	*-10*	*0*	*0*	*0*	
Income tax	*-365*	*-331*	*-344*	*-336*	*-507*	*-366*	*-485*	*-437*	*-639*	*-615*	*-516*	
Net income before minority interests	*943*	*895*	*891*	*894*	*1,355*	*1,071*	*1,251*	*1,248*	*1,606*	*1,460*	*1,410*	
o.w. minority interests	*76*	*84*	*85*	*97*	*129*	*114*	*119*	*117*	*135*	*140*	*138*	
Net income	*867*	*811*	*806*	*797*	*1,226*	*957*	*1,132*	*1,131*	*1,471*	*1,320*	*1,272*	
Average allocated capital	15,831	16,175	16,531	16,868	16,378	17,101	17,816	18,611	19,395	20,387	21,401	
ROE after tax	21.9%	20.1%	19.5%	18.9%	29.8%	22.2%	25.2%	24.2%	30.2%	25.7%	23.6%	

Methodology

Group ROE is calculated on the basis of average Group shareholders' equity under IFRS excluding (i) unrealised or deferred capital gains or losses booked directly under shareholders' equity, (ii) deeply subordinated notes, (iii) the two undated subordinated notes recognised as shareholders' equity, and deducting (iv) interest to be paid to holders of deeply subordinated notes and of the two undated subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes and, as of Q2 06, to the holders of the two undated subordinated notes (i.e. EUR 8 million in Q3 06 and EUR 8 million in Q3 05).

EPS is the ratio of (i) net income for the period (under IFRS excl. IAS 32 & 39 and IFRS 4 for 2004 and IFRS incl. IAS 32 & 39 and IFRS 4 for 2005 and 9M 06), after deduction (as of 2005) of the interest, net of tax, to be paid to holders of deeply subordinated notes (EUR 25 million for 2005, EUR 20 million for 9M 06) and, as of Q2 06, the interest, net of tax, to be paid to holders of 2 undated subordinated notes which were reclassified from debt to shareholders' equity (EUR 6 million for 9M 06), (ii) the average number of shares outstanding excluding treasury shares and buybacks, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion) and the two undated subordinated notes reclassified in Q2 06 (EUR 0.3 billion), and (ii) interest to be paid to holders of deeply and undated subordinated notes, but reinstating the book value of trading shares held by the Group and shares held under the liquidity contract. The number of shares used to calculate book value per share is the number outstanding at September 30th 2006, excluding treasury shares and buybacks, but taking into account (a) trading shares held by the Group, and (b) shares held under the liquidity contract.

END